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Prospectus Supplement No. 3 (to prospectus dated March 21, 2012)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-179896

Realogy Corporation
Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018
Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018
Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018
and
Domus Holdings Corp.
Class A Common Stock Issuable upon Conversion of the Notes
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 21, 2012, as supplemented by the prospectus supplements dated May 2, 2012 and June 8, 2012, covering resales by selling securityholders of Realogy Corporation’s (i) 11.00% Series A Convertible Senior Subordinated Notes due 2018, (ii) 11.00% Series B Convertible Senior Subordinated Notes due 2018 and (iii) $ 11.00% Series C Convertible Senior Subordinated Notes due 2018 (collectively, the “notes”) and the Class A Common Stock of Domus Holdings Corp., par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of the notes, with the information contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the Securities and Exchange Commission (“SEC”) on August 7, 2012.
This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 15 of the prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.
________________________
The date of this prospectus supplement is August 7, 2012.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 333-179896
DOMUS HOLDINGS CORP.
(Exact name of registrants as specified in its charter)

Commission File No. 333-179896
REALOGY CORPORATION
(Exact name of registrants as specified in its charter)

Delaware	20-8050955 and 20-4381990
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Numbers)

One Campus Drive Parsippany, NJ	07054
(Address of principal executive offices)	(Zip Code)
(973) 407-2000
(Registrants' telephone number, including area code)
___________________________
Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.   Yes  ☒    No   ☐
Indicate by check mark whether the registrants have submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No   ☐
Indicate by check mark whether the Registrants are large accelerated filers, accelerated filers, non-accelerated filers, or smaller reporting companies. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark whether the Registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
There were 105,000 shares of Class A Common Stock, $0.01 par value, and 200,426,906 shares of Class B Common

1

Stock, $0.01 par value, of Domus Holdings Corp. outstanding as of August 7, 2012. There were 100 shares of Common Stock, $0.01 par value, of Realogy Corporation outstanding as of August 7, 2012.
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INTRODUCTORY NOTE
Except as otherwise indicated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and the “Company” refer to Domus Holdings Corp. (“Holdings”) and its consolidated subsidiaries, including Domus Intermediate Holdings Corp., a Delaware corporation (“Intermediate”), and Realogy Corporation, a Delaware corporation (“Realogy”). Neither Holdings, the indirect parent of Realogy, nor Intermediate, the direct parent company of Realogy, conducts any operations other than with respect to its respective direct or indirect ownership of Realogy. As a result, the condensed consolidated financial positions, results of operations and cash flows of Holdings, Intermediate and Realogy are the same.
Holdings is not a party to the senior secured credit facility and certain references in this report to our consolidated indebtedness exclude Holdings with respect to indebtedness under the senior secured credit facility. In addition, while Holdings is a guarantor of Realogy's obligations under the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes, Holdings is not subject to the restrictive covenants in the agreements governing such indebtedness.
The term "Existing Notes" refers, collectively, to the 10.50% Senior Notes due 2014 (the "10.50% Senior Notes"), the 11.00%/11.75% Senior Toggle Notes due 2014 (the "Senior Toggle Notes") and the 12.375% Senior Subordinated Notes due 2015 (the "12.375% Senior Subordinated Notes").
The term "Extended Maturity Notes" refers collectively to the 11.50% Senior Notes due 2017 (the "11.50% Senior Notes"), the 12.00% Senior Notes due 2017 (the "12.00% Senior Notes") and the 13.375% Senior Subordinated Notes due 2018 (the "13.375% Senior Subordinated Notes") issued on January 5, 2011.
The term "Convertible Notes" refers, collectively, to the 11.00% Series A Convertible Notes due 2018, the 11.00% Series B Convertible Notes due 2018 and the 11.00% Series C Convertible Notes due 2018 issued on January 5, 2011.
The term "Unsecured Notes" refers, collectively, to the Existing Notes, the Extended Maturity Notes and the Convertible Notes.
The term "Senior Subordinated Notes" refers, collectively, to the 12.375% Senior Subordinated Notes and the 13.375% Senior Subordinated Notes.
The term "Existing First and a Half Lien Notes" refers to the 7.875% Senior Secured Notes due 2019, issued on February 3, 2011. The term "New First and a Half Lien Notes" refers to the 9.00% Senior Secured Notes due 2020, issued on February 2, 2012 and the term "First and a Half Lien Notes" refers, collectively, to the Existing First and a Half Lien Notes and the New First and a Half Lien Notes.
The term "First Lien Notes" refers to the 7.625% Senior Secured First Lien Notes due 2020 issued on February 2, 2012.
The term "2012 Senior Secured Notes Offering" refers to the issuance and sale of the First Lien Notes and the New First and a Half Lien Notes on February 2, 2012 in a private offering and the application of the proceeds therefrom.

FORWARD-LOOKING STATEMENTS
Forward-looking statements included in this report and our other public filings or other public statements that we make from time to time are based on various facts and derived utilizing numerous important assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements:

•	risks relating to our heavily leveraged capital structure and our continuing negative cash flows;

•
risks associated with our substantial indebtedness and interest obligations, including risks related to having to dedicate a substantial portion of our cash flows from operations to service our debt, risks related to our ability to refinance our indebtedness and to incur additional indebtedness, risks associated with our ability to comply with our senior secured leverage ratio covenant under our senior secured credit facility, interest rate risk, and risks related to an event of default under our outstanding indebtedness;

•	risks related to general business, economic, employment and political conditions and the U.S. residential real estate markets, either regionally or nationally, including but not limited to:

◦
a lack of improvement in the number of homesales, further declines in home prices and/or a deterioration in other economic factors that particularly impact the residential real estate market and the business segments in which we operate;

◦	a lack of improvement in consumer confidence;

◦	the impact of future recessions, slow economic growth, disruptions in the banking system and high levels of unemployment in the U.S. and abroad;

◦
increasing mortgage rates and down payment requirements and/or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Act and regulations that may be promulgated thereunder relating to mortgage financing;

◦	legislative, tax or regulatory changes that would adversely impact the residential real estate market, including potential reforms of Fannie Mae and Freddie Mac;

◦	negative trends and/or a negative perception of the market trends in value for residential real estate;

◦	renewed high levels of foreclosure activity including but not limited to the release of homes already held for sale by financial institutions;

◦	excessive or insufficient regional home inventory levels;

◦	the inability or unwillingness of homeowners to enter into homesale transactions due to negative equity in their existing homes; and

◦	lower homeownership rates or failure of homeownership rates to return to more typical levels;

•	our geographic and high-end market concentration, particularly with respect to our company owned brokerage operations;

•
our inability to securitize certain assets of our relocation business, which would require us to find an alternative source of liquidity that may not be available, or if available, may not be on favorable terms;

•	limitations on flexibility in operating our business due to restrictions contained in our debt agreements;

•	our inability to sustain the improvements we have realized during the past several years in our operating efficiency through cost savings and business optimization efforts;

•	our inability to enter into franchise agreements with new franchisees or to realize royalty revenue growth from them;

•	our inability to renew existing franchise agreements or maintain franchisee satisfaction with our brands;

•	the inability of our existing franchisees to survive the challenges of the downturn in the real estate market or to grow their businesses;

•	disputes or issues with entities that license us their trade names for use in our business that could impede our franchising of those brands;

•
actions by our franchisees that could harm our business or reputation, non-performance of our franchisees, controversies with our franchisees or actions against us by third parties with which our franchisees have business relationships;

•	competition in our existing and future lines of business;

•	our failure to comply with laws and regulations and any changes in laws and regulations;

•	seasonal fluctuations in the residential real estate brokerage business which could adversely affect our business, financial condition and liquidity;

•	the loss of any of our senior management or key managers or employees or other significant labor or employment issues;

•	adverse effects of natural disasters or environmental catastrophes;

•	risks related to our international operations;

•
any remaining resolutions or outcomes with respect to Cendant's contingent liabilities under the Separation and Distribution Agreement and the Tax Sharing Agreement, including any adverse impact on our future cash flows;

•	the cumulative effect of adverse litigation, governmental proceedings or arbitration awards against us and the adverse effect of new regulatory interpretations, rules and laws; and

•	new types of taxes or increases in state, local or federal taxes that could diminish profitability or liquidity.
Other factors not identified above, including those described under the headings “Forward-Looking Statements,” “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”), filed with the Securities and Exchange Commission (“SEC”), may also cause actual results to differ materially from those described in our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control. You should consider these factors in connection with considering any forward-looking statements that may be made by us and our businesses generally.
Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law. For any forward-looking statement contained in our public filings or other public statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I - FINANCIAL INFORMATION
Item 1.    Financial Statements.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Domus Holdings Corp.:
We have reviewed the accompanying condensed consolidated balance sheet of Domus Holdings Corp. and its subsidiaries as of June 30, 2012, and the related condensed consolidated statements of operations and comprehensive loss for the three and six-month periods ended June 30, 2012 and June 30, 2011 and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2012 and June 30, 2011. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for the year then ended (not presented herein), and in our report dated March 2, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
August 7, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholder of Realogy Corporation:
We have reviewed the accompanying condensed consolidated balance sheet of Realogy Corporation and its subsidiaries as of June 30, 2012, and the related condensed consolidated statements of operations and comprehensive loss for the three and six-month periods ended June 30, 2012 and June 30, 2011 and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2012 and June 30, 2011. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for the year then ended (not presented herein), and in our report dated March 2, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
August 7, 2012

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Revenues
Gross commission income	$983	$873	$1,589	$1,448
Service revenue	208	192	380	356
Franchise fees	76	70	130	121
Other	42	44	85	85
Net revenues	1,309	1,179	2,184	2,010
Expenses
Commission and other agent-related costs	662	577	1,064	951
Operating	325	317	643	635
Marketing	52	54	103	97
General and administrative	79	56	156	127
Former parent legacy costs (benefit), net	—	(12)	(3)	(14)
Restructuring costs	2	3	5	5
Depreciation and amortization	44	47	89	93
Interest expense, net	176	161	346	340
Loss on the early extinguishment of debt	—	—	6	36
Other (income)/expense, net	—	—	1	—
Total expenses	1,340	1,203	2,410	2,270
Loss before income taxes, equity in earnings and noncontrolling interests	(31)	(24)	(226)	(260)
Income tax expense	8	1	15	2
Equity in earnings of unconsolidated entities	(15)	(4)	(25)	(4)
Net loss	(24)	(21)	(216)	(258)
Less: Net income attributable to noncontrolling interests	(1)	(1)	(1)	(1)
Net loss attributable to Domus Holdings and Realogy	$(25)	$(22)	$(217)	$(259)

Earnings (loss) per share attributable to Domus Holdings:
Basic loss per share:	(0.12)	(0.11)	(1.08)	(1.29)
Diluted loss per share:	(0.12)	(0.11)	(1.08)	(1.29)
Weighted average common and common equivalent shares of Domus Holdings outstanding:
Basic:	200.4	200.4	200.4	200.4
Diluted:	200.4	200.4	200.4	200.4

See Notes to Condensed Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In millions)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Net loss	$(24)	$(21)	$(216)	$(258)
Currency Translation Adjustment	(1)	—	1	1
Defined Benefit Pension Plan - amortization of actuarial loss to periodic pension cost	2	—	3	—
Cash Flow Hedges:
Less: interest rate hedge losses to interest expense	—	—	—	(1)
Less: de-designation of interest rate hedges to interest expense	—	—	—	(17)
Cash flow hedges	—	—	—	18
Other comprehensive income, before tax	1	—	4	19
Income tax expense related to other comprehensive income amounts	—	—	1	8
Other comprehensive income, net of tax	1	—	3	11
Comprehensive loss	(23)	(21)	(213)	(247)
Less: comprehensive income attributable to noncontrolling interests	(1)	(1)	(1)	(1)
Comprehensive loss attributable to Domus Holdings and Realogy	$(24)	$(22)	$(214)	$(248)

See Notes to Condensed Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(Unaudited)

	June 30, 2012	December 31, 2011

ASSETS
Current assets:
Cash and cash equivalents	$138	$143
Trade receivables (net of allowance for doubtful accounts of $58 and $64)	147	120
Relocation receivables	419	378
Relocation properties held for sale	10	11
Deferred income taxes	59	66
Other current assets	97	88
Total current assets	870	806
Property and equipment, net	151	165
Goodwill	2,618	2,614
Trademarks	732	732
Franchise agreements, net	2,808	2,842
Other intangibles, net	418	439
Other non-current assets	225	212
Total assets	$7,822	$7,810

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$214	$184
Securitization obligations	267	327
Due to former parent	76	80
Revolving credit facilities and current portion of long-term debt	214	325
Accrued expenses and other current liabilities	583	520
Total current liabilities	1,354	1,436
Long-term debt	7,121	6,825
Deferred income taxes	895	890
Other non-current liabilities	173	167
Total liabilities	9,543	9,318
Commitments and contingencies (Notes 8 and 9)
Equity (deficit):
Domus Holdings common stock: $.01 par value; 4,450,000,000 shares authorized, 105,000 Class A shares outstanding, 200,426,906 Class B shares outstanding at June 30, 2012 and December 31, 2011 (Realogy common stock: $.01 par value, 100 shares authorized, issued and outstanding at June 30, 2012 and December 31, 2011)	2	2
Additional paid-in capital	2,033	2,031
Accumulated deficit	(3,728)	(3,511)
Accumulated other comprehensive loss	(30)	(32)
Total Domus Holdings stockholders' deficit	(1,723)	(1,510)
Noncontrolling interests	2	2
Total equity (deficit)	(1,721)	(1,508)
Total liabilities and equity (deficit)	$7,822	$7,810
See Notes to Condensed Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Six Months Ended June 30,
	2012	2011
Operating Activities
Net loss	$(216)	$(258)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	89	93
Deferred income taxes	12	(1)
Amortization of deferred financing costs and discount on unsecured notes	8	9
Loss on the early extinguishment of debt	6	36
De-designation of interest rate hedges	—	17
Equity in earnings of unconsolidated entities	(25)	(4)
Other adjustments to net loss	6	10
Net change in assets and liabilities, excluding the impact of acquisitions and dispositions:
Trade receivables	(27)	(32)
Relocation receivables and advances	(41)	(41)
Relocation properties held for sale	2	2
Other assets	1	(8)
Accounts payable, accrued expenses and other liabilities	82	(1)
Due (to) from former parent	(5)	(23)
Other, net	15	7
Net cash used in operating activities	(93)	(194)
Investing Activities
Property and equipment additions	(19)	(25)
Net assets acquired (net of cash acquired) and acquisition-related payments	(4)	(4)
(Purchases of) proceeds from certificates of deposit, net	(4)	9
Change in restricted cash	(3)	1
Other, net	—	(5)
Net cash used in investing activities	(30)	(24)
Financing Activities
Net change in revolving credit facilities	(94)	125
Proceeds from term loan extension	—	98
Repayments of term loan credit facility	(640)	(703)
Proceeds from issuance of First Lien Notes	593	—
Proceeds from issuance of First and a Half Lien Notes	325	700
Net change in securitization obligations	(61)	(4)
Debt issuance costs	(3)	(34)
Other, net	(2)	(3)
Net cash provided by financing activities	118	179
Effect of changes in exchange rates on cash and cash equivalents	—	1
Net decrease in cash and cash equivalents	(5)	(38)
Cash and cash equivalents, beginning of period	143	192
Cash and cash equivalents, end of period	$138	$154

Supplemental Disclosure of Cash Flow Information
Interest payments (including securitization interest expense)	$320	$287
Income tax payments, net	4	2

See Notes to Condensed Consolidated Financial Statements.

DOMUS HOLDINGS CORP. AND REALOGY CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise noted, all amounts are in millions)
(Unaudited)

1.	BASIS OF PRESENTATION
Domus Holdings Corp., a Delaware corporation (“Holdings”) is a holding company for its wholly owned subsidiary, Domus Intermediate Holdings Corp., a Delaware corporation (“Intermediate”). Intermediate is a holding company for its wholly owned subsidiary, Realogy Corporation, a Delaware corporation (“Realogy”), and its subsidiaries (Holdings, Intermediate and Realogy and its subsidiaries being referred to herein collectively as the “Company”). Holdings derives all of its operating income and cash flows from Realogy and its subsidiaries.
Holdings was incorporated on December 14, 2006. On December 15, 2006, Holdings and its wholly owned subsidiary Domus Acquisition Corp., entered into an agreement and plan of merger (the “Merger”) with Realogy which was consummated on April 10, 2007 with Holdings becoming the indirect parent company of Realogy. Holdings is owned by investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P., an entity affiliated with Apollo Management, L.P. (collectively referred to as “Apollo”) and members of the Company's management. As of June 30, 2012, all of Realogy's issued and outstanding common stock was currently owned by Intermediate, a direct wholly owned subsidiary of Holdings.
Realogy is a global provider of real estate and relocation services. Realogy was incorporated in January 2006 to facilitate a plan by Cendant Corporation (now known as Avis Budget Group, Inc.) to separate into four independent companies—one for each of Cendant's business units—real estate services or Realogy, travel distribution services (“Travelport”), hospitality services, including timeshare resorts (“Wyndham Worldwide”), and vehicle rental (“Avis Budget Group”). On July 31, 2006, the separation (“Separation”) from Cendant became effective.
Realogy incurred indebtedness in connection with the Merger which included borrowings under Realogy's senior secured credit facility (the “Senior Secured Credit Facility”) and the issuance of unsecured notes. See Note 5, “Short and Long-Term Debt” for additional information on the indebtedness incurred related to the Merger, indebtedness incurred following the Merger as well as additional information related to the senior secured leverage ratio that Realogy is required to maintain.
The accompanying Condensed Consolidated Financial Statements include the financial statements of both Holdings and Realogy and these statements have been prepared in accordance with accounting principles generally accepted in the United States of America and with Article 10 of Regulation S-X. Interim results may not be indicative of full year performance because of seasonal and short-term variations. The Company has eliminated all material intercompany transactions and balances between entities consolidated in these financial statements. In presenting the Condensed Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and the related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ materially from those estimates.
Holdings' only asset is its investment in the common stock of Intermediate, and Intermediate's only asset is its investment in the common stock of Realogy. Holdings' only obligations are its guarantees of certain borrowings and certain franchise obligations of Realogy. All expenses incurred by Holdings and Intermediate are for the benefit of Realogy and have been reflected in Realogy's consolidated financial statements. All issuances of Holdings' equity securities, including grants of stock options and restricted stock by Holdings to employees and directors of Realogy and its subsidiaries have been reflected in Realogy's condensed consolidated financial statements. As a result, the condensed consolidated financial positions, results of operations, comprehensive loss and cash flows of Holdings, Intermediate and Realogy are the same. In management's opinion, the accompanying Condensed Consolidated Financial Statements reflect all normal and recurring adjustments necessary to present fairly the Realogy and Holdings' financial position as of June 30, 2012 and the results of operations, and comprehensive loss for the three and six months ended June 30, 2012 and 2011 and cash flows for the six months ended June 30, 2012 and 2011.
As the interim Condensed Consolidated Financial Statements are prepared using the same accounting principles and policies used to prepare the annual financial statements, they should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2011 included in the Annual Report on Form 10-K for the year ended December 31, 2011.

2012 Senior Secured Notes Offering
On February 2, 2012, Realogy issued $593 million of First Lien Notes and $325 million of New First and a Half Lien Notes to repay amounts outstanding under its senior secured credit facility. The First Lien Notes and the New First and a Half Lien Notes are senior secured obligations of the Company and will mature on January 15, 2020. Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 2012. The First Lien Notes and the New First and a Half Lien Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act.
The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.
Under the terms of the Senior Secured Credit Facility, the New First and a Half Lien Notes (as well as the Existing First and a Half Lien Notes) do not constitute senior secured debt for purposes of calculating the senior secured leverage ratio maintenance covenant under our senior secured credit facility. This facility requires Realogy to maintain a senior secured leverage ratio of total senior secured net debt to trailing 12-month Adjusted EBITDA (as defined in Note 5, “Short and Long-Term Debt”), that may not exceed 4.75 to 1.0. Realogy was in compliance with the senior secured leverage covenant with a senior secured leverage ratio of 4.08 to 1.0 at June 30, 2012.
Earnings (loss) per share attributable to Holdings
Basic earnings per share is computed based upon weighted-average shares outstanding during the period. Dilutive earnings per share is computed consistently with the basic computation while giving effect to all dilutive potential common shares and common share equivalents that were outstanding during the period. Holdings uses the treasury stock method to reflect the potential dilutive effect of unvested stock awards and unexercised options.
The Company was in a net loss position for the three and six months ended June 30, 2012 and therefore the impact of stock options, restricted stock and the convertible notes were excluded from the computation of dilutive earnings (loss) per share as the inclusion of such amounts would be anti-dilutive. At June 30, 2012, the number of shares of common stock issuable under the stock options, restricted stock and the convertible notes that were excluded from the computation was 39 million, 0.1 million and 2,026 million, respectively.
Derivative Instruments
The Company uses foreign currency forward contracts largely to manage its exposure to changes in foreign currency exchange rates associated with its foreign currency denominated receivables and payables.  The Company primarily manages its foreign currency exposure to the Swiss Franc, Canadian Dollar, British Pound and Euro. The Company has elected not to utilize hedge accounting for these forward contracts; therefore, any change in fair value is recorded in the Consolidated Statements of Operations. However, the fluctuations in the value of these forward contracts generally offset the impact of changes in the value of the underlying risk that they are intended to economically hedge. As of June 30, 2012 and December 31, 2011, the Company had outstanding foreign currency forward contracts with a fair value of less than $1 million and a notional value of $15 million.
The Company also enters into interest rate swaps to manage its exposure to changes in interest rates associated with its variable rate borrowings. The Company has four interest rate swaps with an aggregate notional value of $850 million to hedge the variability in cash flows resulting from the term loan facility. One swap, with a notional value of $225 million, expired in July 2012, the second swap, with a notional value of $200 million, expires in December 2012, the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016, and the fourth swap with a notional value of $200 million, commences in January 2013 and expires in October 2016. The Company is utilizing pay fixed interest swaps (in exchange for floating LIBOR rate based payments) to perform this hedging strategy.
At December 31, 2010, the interest rate swap derivatives were being accounted for as cash flow hedges in accordance with the FASB’s derivative and hedging guidance and the unfavorable fair market value of the swaps was recorded within Accumulated Other Comprehensive Income/(Loss) (“AOCI”). Following the completion of the 2011 Refinancing

Transactions, the Company was not able to maintain hedge effectiveness in accordance with the accounting guidance. As a result, the interest rate swaps were de-designated as cash flow hedging instruments and the fair value of $17 million was reclassified from AOCI and recognized in interest expense in the Consolidated Statements of Operations during the first quarter of 2011.
The fair value of derivative instruments was as follows:

Liability Derivatives		June 30, 2012	December 31, 2011
Not Designated as Hedging Instruments	Balance Sheet Location	Fair Value	Fair Value
Interest rate swap contracts	Other current liabilities	$1	$7
	Other non-current liabilities	26	10
		$27	$17

	Gain or (Loss) Recognized in Other Comprehensive Income		Location of Gain or (Loss) Reclassified from AOCI into Income	Gain or (Loss) Reclassified from AOCI into Income
Derivatives in Cash Flow Hedge Relationships	Six Months Ended	Six Months Ended		Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011		June 30, 2012	June 30, 2011
Interest rate swap contracts	$—	$—	Interest expense	$—	$(17)

Derivative Instruments Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income for Derivative Instruments	Gain or (Loss) Recognized in Income on Derivative
		Three Months Ended	Three Months Ended
		June 30, 2012	June 30, 2011
Interest rate swap contracts	Interest expense	$4	$2
Foreign exchange contracts	Operating expense	1	$—

Derivative Instruments Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income for Derivative Instruments	Gain or (Loss) Recognized in Income on Derivative
		Six Months Ended	Six Months Ended
		June 30, 2012	June 30, 2011
Interest rate swap contracts	Interest expense	$—	$4
Foreign exchange contracts	Operating expense	—	$(1)
Financial Instruments
The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level Input:	Input Definitions:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
The availability of observable inputs can vary from asset to asset and is affected by a wide variety of factors, including, for example, the type of asset, whether the asset is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level III. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of financial instruments is generally determined by reference to quoted market values. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The fair value of interest rate swaps is determined based upon a discounted cash flow approach that incorporates counterparty and performance risk and therefore is categorized in Level III.
The following table summarizes fair value measurements by level at June 30, 2012 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$27	$27
The following table summarizes fair value measurements by level at December 31, 2011 for assets/liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivatives
Interest rate swaps (included in other current and non-current liabilities)	$—	$—	$17	$17
Deferred compensation plan assets (included in other non-current assets)	$1	$—	$—	$1
The following table presents changes in Level III financial liabilities measured at fair value on a recurring basis:

Fair value at December 31, 2011	$17
Loss reflected in the statement of operations	10
Fair value at June 30, 2012	$27
The following table summarizes the carrying amount of the Company’s indebtedness compared to the estimated fair value, primarily determined by quoted market values, at:

	June 30, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value (a)	Carrying Amount	Estimated Fair Value (1)
Debt
Senior Secured Credit Facility:
Non-extended revolving credit facility	$—	$—	$78	$78
Extended revolving credit facility	109	109	97	97
Non-extended term loan facility	—	—	629	590
Extended term loan facility	1,822	1,721	1,822	1,630
First Lien Notes	593	620	—	—
Existing First and a Half Lien Notes	700	686	700	606
New First and a Half Lien Notes	325	335	—	—
Second Lien Loans	650	663	650	655
Other bank indebtedness	105	105	133	133
Existing Notes:
10.50% Senior Notes	64	63	64	56
11.00%/11.75% Senior Toggle Notes	41	40	52	43
12.375% Senior Subordinated Notes	188	175	187	144
Extended Maturity Notes:
11.50% Senior Notes	489	463	489	367
12.00% Senior Notes	129	120	129	95
13.375% Senior Subordinated Notes	10	9	10	7
11.00% Convertible Notes	2,110	1,643	2,110	1,189
Securitization obligations	267	267	327	327
_______________

(a)	The fair value of the Company's indebtedness is categorized as Level I.

Income Taxes
The Company's provision for income taxes in interim periods is computed by applying its estimated annual effective tax rate against the income (loss) before income taxes for the period.  In addition, non-recurring or discrete items, including the increase in deferred tax liabilities associated with indefinite lived intangibles, are recorded during the period in which they occur.  No Federal income tax benefit was recognized for the current period loss due to the recognition of a full valuation allowance for domestic operations.  Income tax expense for the six months ended June 30, 2012 was $15 million.  This expense included $12 million for an increase in deferred tax liabilities associated with indefinite-lived intangible assets and $3 million was recognized for foreign and state income taxes for certain jurisdictions.
Restricted Cash
Restricted cash primarily relates to amounts specifically designated as collateral for the repayment of outstanding borrowings under the Company’s securitization facilities. Such amounts approximated $10 million and $7 million at June 30, 2012 and December 31, 2011, respectively and are primarily included within Other current assets on the Company’s Condensed Consolidated Balance Sheets.
Defined Benefit Pension Plan
The net periodic pension cost for the three months ended June 30, 2012 and for the three months ended June 30, 2011 was $1 million and was comprised of interest cost and amortization of actuarial loss of $3 million offset by a benefit of $2 million for the expected return on assets.
The net periodic pension cost for the six months ended June 30, 2012 was $3 million and was comprised of interest cost and amortization of actuarial loss of $6 million offset by a benefit of $3 million for the expected return on assets. The net periodic pension cost for the six months ended June 30, 2011 was $2 million and was comprised of interest cost and amortization of actuarial loss of $5 million offset by a benefit of $3 million for the expected return on assets.
Recently Adopted Accounting Pronouncements
In September 2011, the FASB amended the guidance on testing for goodwill impairment that allows an entity to elect to qualitatively assess whether it is necessary to perform the current two-step goodwill impairment test. If the qualitative assessment determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary. If the entity elects to bypass the qualitative assessment for any reporting unit and proceed directly to Step One of the test and validate the conclusion by measuring fair value, it can resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will consider utilizing the new qualitative analysis for its goodwill impairment test to be performed in the fourth quarter of 2012.
In May 2011, the FASB amended the guidance on Fair Value Measurement that result in common measurement of fair value and disclosure requirements between U.S. GAAP and the International Financial Reporting Standards (“IFRS”). The amendments mainly change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments on January 1, 2012 and the adoption did not have a significant impact on the consolidated financial statements.

2.	ACQUISITIONS
2012 ACQUISITIONS
During the six months ended June 30, 2012, the Company acquired four real estate brokerage operations through its wholly owned subsidiary, NRT, for total consideration of $4 million. These acquisitions resulted in goodwill of $4 million that was assigned to the Company Owned Brokerage Services segment.
None of the 2012 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

2011 ACQUISITIONS
During the year ended December 31, 2011, the Company acquired thirteen real estate brokerage operations through its wholly owned subsidiary, NRT, for total consideration of $4 million. These acquisitions resulted in goodwill of $3 million that was assigned to the Company Owned Brokerage Services segment.
None of the 2011 acquisitions were significant to the Company’s results of operations, financial position or cash flows individually or in the aggregate.

3.	INTANGIBLE ASSETS
Goodwill by segment and changes in the carrying amount are as follows:

	Real Estate Franchise Services	Company Owned Brokerage Services	Relocation Services	Title and Settlement Services	Total Company
Gross Goodwill as of December 31, 2011	$2,265	$783	$641	$397	$4,086
Accumulated impairment losses	(709)	(158)	(281)	(324)	(1,472)
Balance at December 31, 2011	1,556	625	360	73	2,614
Goodwill acquired	—	4	—	—	4
Balance at June 30, 2012	$1,556	$629	$360	$73	$2,618
Intangible assets are as follows:

	As of June 30, 2012			As of December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Franchise Agreements
Amortizable—Franchise agreements (a)	$2,019	$356	$1,663	$2,019	$322	$1,697
Unamortizable—Franchise agreement (b)	1,145	—	1,145	1,145	—	1,145
Total Franchise Agreements	$3,164	$356	$2,808	$3,164	$322	$2,842
Unamortizable—Trademarks (c)	$732	$—	$732	$732	$—	$732
Other Intangibles
Amortizable—License agreements (d)	$45	$5	$40	$45	$4	$41
Amortizable—Customer relationships (e)	529	163	366	529	144	385
Unamortizable—Title plant shares (f)	10	—	10	10	—	10
Amortizable—Other (g)	12	10	2	17	14	3
Total Other Intangibles	$596	$178	$418	$601	$162	$439
_______________
(a)    Generally amortized over a period of 30 years.

(b)	Relates to the Real Estate Franchise Services franchise agreement with NRT, which is expected to generate future cash flows for an indefinite period of time.

(c)
Relates to the Century 21, Coldwell Banker, ERA, The Corcoran Group, Coldwell Banker Commercial and Cartus tradenames, which are expected to generate future cash flows for an indefinite period of time.

(d)	Relates to the Sotheby’s International Realty and Better Homes and Gardens Real Estate agreements which are being amortized over 50 years (the contractual term of the license agreements).

(e)	Relates to the customer relationships at the Title and Settlement Services segment and the Relocation Services segment. These relationships are being amortized over a period of 5 to 20 years.

(f)
Primarily related to the Texas American Title Company title plant shares. Ownership in a title plant is required to transact title insurance in certain states. The Company expects to generate future cash flows for an indefinite period of time.

(g)	Generally amortized over periods ranging from 2 to 10 years.

Intangible asset amortization expense is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Franchise agreements	$17	$17	$34	$34
License agreement	—	—	1	—
Customer relationships	9	10	19	19
Other	—	1	2	3
Total	$26	$28	$56	$56
Based on the Company’s amortizable intangible assets as of June 30, 2012, the Company expects related amortization expense for the remainder of 2012, the four succeeding years and thereafter to approximate $53 million, $105 million, $105 million, $95 million, $94 million and $1,619 million, respectively.

4.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of:

	June 30, 2012	December 31, 2011

Accrued payroll and related employee costs	$114	$69
Accrued volume incentives	14	17
Accrued commissions	29	14
Restructuring accruals	17	20
Deferred income	66	76
Accrued interest	157	139
Relocation services home mortgage obligations	6	9
Other	180	176
	$583	$520

5.	SHORT AND LONG-TERM DEBT
Total indebtedness is as follows:

	June 30, 2012	December 31, 2011
Senior Secured Credit Facility:
Non-extended revolving credit facility	$—	$78
Extended revolving credit facility	109	97
Non-extended term loan facility	—	629
Extended term loan facility	1,822	1,822
First Lien Notes	593	—
Existing First and a Half Lien Notes	700	700
New First and a Half Lien Notes	325	—
Second Lien Loans	650	650
Other bank indebtedness	105	133
Existing Notes:
10.50% Senior Notes	64	64
11.00%/11.75% Senior Toggle Notes	41	52
12.375% Senior Subordinated Notes	188	187
Extended Maturity Notes:
11.50% Senior Notes	489	489
12.00% Senior Notes	129	129
13.375% Senior Subordinated Notes	10	10
11.00% Convertible Notes	2,110	2,110
Securitization Obligations:
Apple Ridge Funding LLC	245	296
Cartus Financing Limited	22	31
	$7,602	$7,477

Indebtedness Table
As of June 30, 2012, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	$363	$109	$165
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	108	105	3
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes (5)	11.00%	April 2014	41	41	—
Senior Subordinated Notes (6)	12.375%	April 2015	190	188	—
Extended Maturity Notes:
Senior Notes (7)	11.50%	April 2017	492	489	—
Senior Notes (8)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (9)
Apple Ridge Funding LLC		December 2013	400	245	155
Cartus Financing Limited (10)		Various	63	22	41
			$8,061	$7,602	$364
_______________

(1)
The available capacity under this facility was reduced by $89 million of outstanding letters of credit. On August 6, 2012, the Company had $150 million outstanding on the extended revolving credit facility and $89 million of outstanding letters of credit, leaving $124 million of available capacity.

(2)
Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.25% or (b) JPMorgan Chase Bank, N.A., prime rate ("ABR") plus 2.25% in each case subject to reductions based on the attainment of certain leverage ratios.

(3)
Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 4.25% or (b) the higher of the Federal Funds Effective Rate plus 1.75% and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 3.25%.

(4)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility: $5 million due in August 2012, $50 million due in January 2013 and $50 million due in July 2013.

(5)	On April 16, 2012, the Company redeemed $11 million principal amount of the outstanding Senior Toggle Notes.

(6)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $2 million.

(7)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.

(8)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.

(9)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.

(10)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.
Indebtedness Incurred in Connection with the Merger and Subsequent Debt Transactions
Realogy incurred indebtedness in 2007 in connection with the Merger, which included borrowings under Realogy's senior secured credit facility (the “Senior Secured Credit Facility”) and the issuance of unsecured notes. Realogy borrowed an initial amount of $3,170 million term loan facility under the Senior Secured Credit Facility (consisting of $1,950 million initial term loan facility and a $1,220 million delayed draw term loan facility) with original maturity dates of October 2013. The $1,950 million initial term loan facility was used by Realogy to finance a part of the Merger, including, without limitation, payment of fees and expenses contemplated thereby. In addition, Realogy used the $1,220 million delayed draw term loan facility to finance the refinancing or discharge of Realogy's previously existing senior notes, including, without limitation, the payment of fees and expenses. Realogy issued an original aggregate principal amount of $3,125 million of unsecured notes with maturity dates in 2014 and 2015 (the "Existing Notes") to finance a part of the Merger, including, without limitation, payment of fees and expenses.
In 2009, 2011 and 2012, Realogy completed various debt transactions, which are detailed below, that resulted in the following: (1) additional flexibility with respect to compliance with Realogy's senior secured leverage ratio under the senior secured credit facility; (2) the extension of the maturities of certain portions of our indebtedness; (3) additional liquidity to fund operations; and (4) the issuance of $2,110 million of Convertible Notes.
In September and October 2009, Realogy incurred $650 million of Second Lien Loans (the "Second Lien Loans") under the Senior Secured Credit Facility, the net proceeds of which were used to pay down outstanding balances on the revolving credit facility under the Senior Secured Credit Facility and for working capital as well as to exchange $150 million of Second Lien Loans for $221 million aggregate principal amount of outstanding Senior Toggle Notes.
In January and February of 2011, Realogy completed a series of transactions, referred to herein as the “2011 Refinancing Transactions,” to refinance portions of its Senior Secured Credit Facility and the Existing Notes.
On January 5, 2011, Realogy completed private exchange offers, relating to its then outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing Notes were tendered for Convertible Notes due 2018, $632 million of Existing Notes due 2014 and 2015 were tendered for Extended Maturity Notes due 2017 and 2018 and $303 million of Existing Notes remained outstanding.
Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016; and (iv) allowed for the issuance of First and a Half Lien Notes, which would not be counted as senior secured debt for purposes of determining the Company's compliance with the senior secured leverage ratio covenant under the Senior Secured Credit Facility.
On February 3, 2011, the Company issued $700 million aggregate principal amount of Existing First and a Half Lien Notes due 2019 in a private offering exempt from the registration requirements of the Securities Act, the net proceeds of which, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.
On February 2, 2012, Realogy issued $593 million of First Lien Notes due 2020 and $325 million of New First and a Half Lien Notes due 2020 in a private offering exempt from the registration requirements of the Securities Act, referred to herein as the “2012 Senior Secured Notes Offering.” The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.
***
Senior Secured Credit Facility
The Senior Secured Credit Facility consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which as summarized above was utilized in connection with the incurrence of Second Lien Loans. Realogy uses the revolving credit facility for, among other things, working capital and other general corporate purposes.

The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and all of their domestic subsidiaries, other than certain excluded subsidiaries, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.
The Second Lien Loans are secured by liens on the assets of Realogy, Intermediate and by the subsidiary guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans, the First Lien Notes and the First and a Half Lien Notes. The Second Lien Loans bear interest at a rate of 13.50% per year and interest payments are payable semi-annually with the first interest payment made on April 15, 2010. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments.
The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of Realogy’s obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $186 million at June 30, 2012, of which $43 million will expire in October 2013 and $143 million will expire in October 2016. As of June 30, 2012, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.
Realogy’s senior secured credit facility contains financial, affirmative and negative covenants and requires Realogy to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a Half Lien Notes, including the Second Lien Loans, our securitization obligations or the unsecured notes. At June 30, 2012, Realogy’s senior secured leverage ratio was 4.08 to 1.0.
Realogy has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Intermediate equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If Realogy is unable to maintain compliance with the senior secured leverage ratio and fails to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.
If an event of default occurs under the senior secured credit facility, and Realogy fails to obtain a waiver from the lenders, Realogy’s financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to Realogy;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require Realogy to apply all of its available cash to repay these borrowings; or

•	could prevent Realogy from making payments on the First and a Half Lien Notes or the unsecured notes;
any of which could result in an event of default under the First and a Half Lien Notes, the unsecured notes and the Company’s Apple Ridge Funding LLC securitization program.
If Realogy were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility, which assets also secure its other secured indebtedness. Realogy has pledged the majority of its assets as collateral to secure such indebtedness. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings, then Realogy may not have sufficient assets to repay the senior secured credit facility and its other indebtedness, including the First Lien Notes, the First and a Half Lien Notes, the Second Lien Loans and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if Realogy is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to Realogy.
First Lien Notes
The $593 million of First Lien Notes are senior secured obligations of Realogy and mature on January 15, 2020. The First Lien Notes bear interest at a rate of 7.625% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment was July 15, 2012). The First Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the Senior Secured Credit Facility and certain of Realogy's outstanding securities. The First Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes are secured by the same collateral as the Company’s existing secured obligations under its Senior Secured Credit Facility. The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing the Company's first lien obligations under the Senior Secured Credit Facility, (ii) senior to the collateral liens securing the Company’s other secured obligations not secured by a first priority lien, including the First and a Half Lien Notes and the Second Lien Loans.
First and a Half Lien Notes
The First and a Half Lien Notes are senior secured obligations of the Company. The $700 million of Existing First and a Half Lien Notes mature on February 15, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year. The New First and a Half Lien Notes mature on January 15, 2020. The $325 million of New First and a Half Lien Notes bear interest at a rate of 9.0% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment date was July 15, 2012). The First and a Half Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the Senior Secured Credit Facility and certain of Realogy's outstanding securities. The First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First and a Half Lien Notes are secured by the same collateral as the Company’s existing secured obligations under its Senior Secured Credit Facility, but the priority of the collateral liens securing the First and a Half Lien Notes is (i) junior to the collateral liens securing the Company’s first lien obligations under its Senior Secured Credit Facility and the First Lien Notes, and (ii) senior to the collateral liens securing the Second Lien Loans. The priority of the collateral liens securing each series of the First and a Half Lien Notes is equal to one another.
Other Bank Indebtedness
Realogy has separate revolving U.S. credit facilities under which it could borrow up to $100 million at June 30, 2012 and $125 million at December 31, 2011 and a separate U.K. credit facility under which it could borrow up to £5 million ($8 million) at June 30, 2012 and December 31, 2011. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility, including the synthetic letter of credit facility. The facilities generally have a one-year term with certain options for renewal. As of June 30, 2012, Realogy had outstanding borrowings of $105 million under these credit facilities. Realogy has $5 million outstanding on an $8 million capacity facility which expires in August 2012, $50 million due in January 2013 and $50 million due in July 2013. For the six months ended June 30, 2012 and June 30, 2011, the weighted average interest rate under the U.S. credit facilities was 2.9% with interest payable either monthly or quarterly.
Unsecured Notes
On April 10, 2007, Realogy issued in a private placement $1,700 million of Senior Notes due 2014, $550 million of Senior Toggle Notes due 2014 and $875 million of Senior Subordinated Notes due 2015. On February 15, 2008, Realogy completed an exchange offer to register the privately placed notes under the Securities Act. The registration statement was filed on Form S-4 (File No. 333-148153 declared effective by the SEC on January 9, 2008). The term "Existing Notes" refers to the privately placed notes and the exchange notes. On January 5, 2011, Realogy settled the Debt Exchange Offering to exchange its Existing Senior Notes and the 12.375% Senior Subordinated Notes for the Extended Maturity Notes and the Convertible Notes. On the settlement date of the Debt Exchange Offering, Realogy issued (i) $492 million aggregate principal amount of 11.50% Senior Notes, (ii) $130 million aggregate principal amount of 12.00% Senior Notes and (iii) $10 million aggregate principal amount of 13.375% Senior Subordinated Notes.

The 10.50% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.
The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.
Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note outstanding on April 15, 2012 for the periods that Realogy elected to pay PIK Interest. As a result, on April 16, 2012, Realogy redeemed $11 million principal amount of the outstanding Senior Toggle Notes.
The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.
The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each domestic subsidiary of Realogy that is a guarantor under the senior secured credit facility or certain of Realogy's outstanding securities. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.
On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term “exchange notes” refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term “Extended Maturity Notes” refers to the exchange notes.
Convertible Notes
The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into Common Stock at any time prior to April 15, 2018. The Series A Convertible Notes and Series B Convertible Notes are initially convertible into 975.6098 shares of Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share, and the Series C Convertible Notes are initially convertible into 926.7841 shares of Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share, subject to adjustment if specified distributions to holders of the Common Stock are made or specified corporate transactions occur, in each case as set forth in the indenture governing the Convertible Notes. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Convertible Notes are guaranteed on an unsecured junior subordinated basis by Holdings.

Following a Qualified Public Offering, Realogy may, at its option, redeem the Convertible Notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest.
On March 21, 2012, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-179896) of Holdings and Realogy, which included the effectiveness of a Post-Effective Amendment to the registration statement initially declared effective on June 16, 2011. The Registration Statement registers for resale the outstanding Convertible Notes and the Common Stock of Holdings issuable upon conversion of the Convertible Notes. Offers and sales of the Convertible Notes and Common Stock may be made by selling securityholders named in the registration statement pursuant to the related prospectus, as amended or supplemented from time to time.
Loss on the Early Extinguishment of Debt and Write-Off of Deferred Financing Costs
As a result of the 2012 Senior Secured Notes Offering, the Company recorded a loss on the early extinguishment of debt of $6 million during the six months ended June 30, 2012.
As a result of the 2011 Refinancing Transactions, the Company recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the six months ended June 30, 2011.
Securitization Obligations
Realogy has secured obligations through Apple Ridge Funding LLC, a securitization program with a borrowing capacity of $400 million and expiration date of December 2013.
In 2010, Realogy, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in Realogy’s senior secured credit facility and the indentures governing the Unsecured Notes.
The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Realogy’s relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay Realogy’s general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.
Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $393 million and $366 million of underlying relocation receivables and other related relocation assets at June 30, 2012 and December 31, 2011, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the Company’s securitization obligations are classified as current in the accompanying Condensed Consolidated Balance Sheets.
Interest incurred in connection with borrowings under these facilities amounted to $2 million and $4 million for the three and six months ended June 30, 2012, respectively and $2 million and $3 million for the three and six months ended June 30, 2011, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund the Company’s relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 3.5% and 1.9% for the six months ended June 30, 2012 and 2011, respectively.

6.	RESTRUCTURING COSTS
2012 Restructuring Program
During the first six months of 2012, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. The Company currently expects to incur restructuring charges of $10 million in 2012. As of June 30, 2012, the Company Owned Real Estate Brokerage Services recognized $2 million of personnel related expense and $1 million of facility related expenses. The Relocation Services and the Title and Settlement Services segments each recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability is $2 million.
2011 Restructuring Program
During 2011, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities.  The Company incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services segment recognized $1 million of personnel related expense and the Title and Settlement Services segment recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability is $2 million.
Prior Restructuring Programs
The Company committed to restructuring activities targeted principally at reducing personnel related costs and consolidating facilities during 2006 through 2010. At December 31, 2011, the remaining liability for these various restructuring activities was $17 million. During the six months ended June 30, 2012, the Company utilized $4 million of the remaining accrual resulting in a remaining liability of $13 million related to future lease payments.

7.	STOCK-BASED COMPENSATION
Incentive Equity Awards Granted by Holdings
In April 2007, Holdings adopted the Domus Holdings Corp. 2007 Stock Incentive Plan (the “Plan”) under which non-qualified stock options, rights to purchase shares of common stock, restricted stock and other awards settleable in, or based upon, Holdings common stock may be issued to employees, consultants or directors of Realogy. The original stock options granted were either time vesting or performance based awards with an exercise price equal to the grant date fair price of the underlying shares and a contractual term of 10 years. The time vesting options are subject to ratable vesting over the requisite service period.
In November 2010, Holdings exchanged almost all of the original stock options granted to employees (10.16 million) for new stock options as described below. Each original option held by eligible employees was exchanged on a one-for-one basis for a new option with different terms. The original options had an exercise price of $10 per share and were 50% time vested and 50% performance based awards. These awards were exchanged for all time vested new awards. The new options were unvested on the date of grant and vest at a rate of 25% a year over a four-year period, which began on July 1, 2010 with a 10-year contractual term beginning on the date of grant. The exercise price for 30% of the new options issued to certain senior executives was $5.50 per share and the exercise price of all other new options issued was $0.83 per share, which represented the fair market value of Common Stock of Holdings as determined by its Compensation Committee as of the date of grant of the new options. The exchange resulted in an incremental stock compensation expense of $4 million that will be recognized over a four-year vesting period, which began on July 1, 2010.
The fair value of the time vesting options and Phantom Value Plan (see discussion below) options was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions. Expected volatility was based on historical volatilities of comparable companies. The expected term of the options granted represents the period of time that options were expected to be outstanding. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant, which corresponds to the expected term of the options.
In February 2012, the Holdings Board granted 0.1 million of time vesting stock options to an independent director of Realogy. In April and May 2012, the Holdings Board granted 24.3 million of time vesting stock options to senior management employees. The options have a term of 10 years, an exercise price of $0.70 per share and a fair market value of $0.82 per share on the date of grant. The options become exercisable over a four-year period at the rate of 25% per year, commencing one year from the date of grant. In addition, in April 2012, 2 million of performance based stock options were granted under the Phantom Value Plan. The performance based stock options have a term of 7 years, an exercise price of $0.70 per share and a fair market value of $0.82 per share on the date of grant.
On April 30, 2012, the Holdings Compensation Committee approved a further amendment to the plan to increase the number of shares reserved thereunder by 25 million to 67.2 million reserved shares. As of June 30, 2012, the total number of shares available for future grant was approximately 27.9 million shares.

	2012
	Time Vesting Options	Phantom Plan Options
Weighted average grant date fair value	$0.41	$0.39
Expected volatility	46.8%	50.3%
Expected term (years)	6.25	4.75
Risk-free interest rate	1.1%	0.79%
Dividend yield	—	—
Equity Award Activity
A summary of 2012 option and restricted share activity is presented below (number of shares in millions):

	Time Vesting Options	Performance Based Options	Restricted Stock
Outstanding at January 1, 2012	13.34	4.55	0.11
Granted	24.44	2.00	—
Exercised	—	—	—
Vested	—	—	—
Forfeited	(2.55)	(2.50)	—
Outstanding as of June 30, 2012	35.23	4.05	0.11

	Options Vested	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercisable at June 30, 2012	2.75	1.93	8.32 years	—
As of June 30, 2012, there was approximately $11 million of unrecognized compensation cost related to the time vesting options and restricted stock under the Plan and $2 million of unrecognized compensation cost related to performance based options issued under the Phantom Value Plan described below. Unrecognized cost for the time vesting options and restricted stock will be recorded in future periods as compensation expense as the awards vest over the 4 year period from the date of grant with a remaining weighted average period of approximately 2.9 years. The Company recorded stock-based compensation expense related to the incentive equity awards of $1 million and $2 million for the three and six months ended June 30, 2012, respectively, and $1 million and $3 million related to the incentive equity awards for the three and six months ended June 30, 2011.
Phantom Value Plan
On January 5, 2011, the Board of Directors of Holdings approved the Realogy Corporation Phantom Value Plan (the “Phantom Value Plan”), which is intended to provide certain of Realogy’s executive officers with an incentive (the “Incentive Awards”) to remain in the service of Realogy, increase interest in the success of Realogy and create the opportunity to receive compensation based upon Realogy’s success. On January 5, 2011, the Board of Directors of the Company made initial grants of Incentive Awards in an aggregate amount of $22 million to certain executive officers of Realogy. The amount of the Incentive Awards granted to certain of Realogy’s executive officers was determined by the sum of (1) the shares of common stock purchased by the executives at $10 per share in April 2007 (representing an aggregate purchase price of $18.5 million) and (2) the implied $10 per share grant date value in April 2007 of the executive's restricted stock grant (representing an aggregate of $3.3 million). Incentive Awards are immediately cancelable and forfeitable in the event of the termination of a participant’s employment for any reason. The Incentive Awards terminate 10 years from the date of grant.

Incentive Awards under the Phantom Value Plan
Under the Phantom Value Plan, each participant is eligible to receive a cash payment with respect to an Incentive Award relating to the Convertible Notes that RCIV Holdings (“RCIV”), an affiliate of Apollo, purchased ($1.3 billion aggregate principal amount) for which RCIV receives cash upon the discharge or third-party sale of not less than $267 million of the aggregate principal amount of the Convertible Notes (the “Plan Notes”). Any cash payments made under the Phantom Value Plan will be recorded as compensation expense when RCIV receives cash upon the discharge or third-party sale of the Plan Notes (or the shares underlying the Plan Notes).
Stock Option Awards under the Phantom Value Plan
On each date RCIV receives cash interest on the Plan Notes, certain executive officers of Realogy may be granted stock options under the Holdings 2007 Stock Incentive Plan. The aggregate value of stock options granted (determined by the Holdings Board or its Compensation Committee in its sole discretion) is equal to an amount which bears the same ratio to the aggregate dollar amount of the participant’s Incentive Award as the aggregate amount of cash interest received by RCIV on such date bears to the aggregate principal amount of the Plan Notes held by RCIV on the date of grant of the Incentive Award. Generally, each grant of stock options vests over a three year period subject to the participant’s continued employment, however, the vested stock options does not become exercisable until one year following a qualified public offering. As such, compensation expense will begin to be recorded after a public offering becomes probable of occurring. The stock options have a term of 7.5 years. In April 2012, Holdings issued 2 million stock options under the Phantom Value Plan in conjunction with RCIV receiving cash interest on the Plan Notes.

8.	SEPARATION ADJUSTMENTS, TRANSACTIONS WITH FORMER PARENT AND SUBSIDIARIES AND RELATED PARTIES
Transfer of Cendant Corporate Liabilities and Issuance of Guarantees to Cendant and Affiliates
The Company has certain guarantee commitments with Cendant (pursuant to the assumption of certain liabilities and the obligation to indemnify Cendant, Wyndham Worldwide and Travelport for such liabilities). These guarantee arrangements primarily relate to certain contingent litigation liabilities, contingent tax liabilities, and other corporate liabilities, of which the Company assumed and is generally responsible for 62.5%. Upon separation from Cendant, the liabilities assumed by the Company were comprised of certain Cendant corporate liabilities which were recorded on the historical books of Cendant as well as additional liabilities which were established for guarantees issued at the date of Separation related to certain unresolved contingent matters that could arise during the guarantee period. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, the Company would be responsible for a portion of the defaulting party or parties’ obligation. To the extent such recorded liabilities are in excess or are not adequate to cover the ultimate payment amounts, such deficiency or excess will be reflected in the results of operations in future periods.
The due to former parent balance was $76 million and $80 million at June 30, 2012 and December 31, 2011, respectively. At June 30, 2012, the due to former parent balance was comprised of the Company’s portion of the following: (i) Cendant’s remaining state and foreign contingent tax liabilities, (ii) accrued interest on contingent tax liabilities, (iii) potential liabilities related to Cendant’s terminated or divested businesses, and (iv) potential liabilities related to the residual portion of accruals for Cendant operations.
Transactions with PHH Corporation
In January 2005, Cendant completed the spin-off of its former mortgage, fleet leasing and appraisal businesses in a tax free distribution of 100% of the common stock of PHH to its stockholders. In connection with the spin-off, the Company entered into a venture, PHH Home Loans, with PHH for the purpose of originating and selling mortgage loans primarily sourced through the Company’s real estate brokerage and relocation businesses. The Company owns 49.9% of the venture. In connection with the venture, the Company entered into an agreement with PHH and PHH Home Loans regarding the operation of the venture and a marketing agreement with PHH whereby PHH is the recommended provider of mortgage products and services promoted by the Company to its independently owned and operated franchisees. The Company also entered into a license agreement with PHH whereby PHH Home Loans was granted a license to use certain of the Company’s real estate brand names. The Company also maintains a relocation agreement with PHH whereby PHH outsources its employee relocation function to the Company and the Company subleases office space to PHH Home Loans.

In connection with these agreements, the Company recorded net revenues of $1 million and $3 million, for the three and six months ended June 30, 2012, respectively and $2 million and $3 million for the three and six months ended June 30, 2011, respectively. In addition, the Company recorded equity earnings of $15 million and $25 million for the three and six months ended June 30, 2012, respectively and $3 million and $3 million for the three and six months ended June 30, 2011, respectively. The Company received cash dividends from PHH Home Loans of $14 million and $12 million during the six months ended June 30, 2012 and 2011, respectively.
Transactions with Related Parties
The Company has entered into certain transactions in the normal course of business with entities that are owned by affiliates of Apollo. For the three and six months ended June 30, 2012 and 2011, the Company has recognized revenue related to these transactions of less than $1 million in each of the periods.

9.	COMMITMENTS AND CONTINGENCIES
Litigation
The Company is involved in claims, legal proceedings and governmental inquiries related to alleged contract disputes, business practices, intellectual property and other commercial, employment, regulatory and tax matters. Examples of such matters include but are not limited to allegations:

•	that the Company is vicariously liable for the acts of franchisees under theories of actual or apparent agency;

•	by former franchisees that franchise agreements were breached including improper terminations;

•
that residential real estate agents engaged by NRT—in certain states—are potentially common law employees instead of independent contractors, and therefore may bring claims against NRT for breach of contract, wrongful discharge and negligent supervision and obtain benefits available to employees under various state statutes;

•	concerning claims for alleged RESPA or state law violations including but not limited to claims challenging the validity of sales associates indemnification and administrative fees;

•
concerning claims generally against the company owned brokerage operations for negligence or breach of fiduciary duty in connection with the performance of real estate brokerage or other professional services; and

•	concerning claims generally against the title company contending that, as the escrow company, the company knew or should have known that a transaction was fraudulent.
Real Estate Business Litigation
Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21. The complaint alleged breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleged, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. On August 17, 2010, the court certified a class consisting of Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement).
On February 16, 2012, as a matter of litigation avoidance, we executed a Stipulation of Settlement and on June 4, 2012, the Court granted final approval of the settlement. The settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. During the second quarter of 2012, the monetary consideration of the settlement was funded by the Company and the insurance carriers into an escrow account established to fund claims made by class participants. The non-monetary consideration includes, but is not limited to, waivers and modifications of certain fees and payments of incentive fees. The Company accrued the amount that would be payable beyond carrier contributions in its financial results for the year ended December 31, 2011. The full amount of this settlement was subsequently accrued during the quarter ended June 30, 2012 as the amounts were funded by the insurance carriers and final court approval during that quarter.

Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al).  The case, pending in the United States District Court for the Central District of California, arises from the relationship of two of the Company's subsidiaries with a former Coldwell Banker Commercial franchisee, whose 40.5% shareholder allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities that were improperly sold. On March 26, 2012, the Court granted plaintiffs motion to certify a class as to all claims except for false advertising. On April 13, 2012, the court entered into an order stipulated by the parties to stay the case for 60 days while the parties pursue mediation. Our primary insurance carrier disclaimed coverage of either liability or defense costs. Two mediation sessions were held and at the end of the mediation session held on June 5, 2012, as a matter of litigation avoidance, we entered into a memorandum of understanding memorializing the principal terms of a settlement of this action. On July 19, 2012, we entered into a definitive settlement agreement. Substantially all of the settlement will be funded directly by the Company with only a modest contribution by its insurance carrier. The settlement is subject to court approval and other conditions and there can be no assurance that the court will grant such approval. The Company accrued for the settlement in June 2012.
Cendant Corporate Litigation
Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.
***
The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which (1) there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable) and (2) the Company is able to estimate a range of reasonably possible loss, the Company estimates the range of reasonably possible losses to be between zero and $10 million at June 30, 2012.
Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. In addition, class action lawsuits can be costly to defend and, depending on the class size and claims, could be costly to settle. Lastly, there may be greater risk of unfavorable resolutions in the current economic environment due to various factors including the absence of other defendants (due to business failures) that may be the real cause of the liability and greater negative sentiment toward corporate defendants.  As such, the Company could incur judgments or enter into settlements of claims with liability that are materially in excess of amounts accrued and these settlements could have a material adverse effect on the Company’s financial condition, results of operations or cash flows in any particular period.
Tax Matters
The Company is subject to income taxes in the United States and several foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities whereby the outcome of the audits is uncertain. The Company believes there is appropriate support for positions taken on its tax returns. The liabilities that have been recorded represent the best estimates of the probable loss on certain positions and are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. However, the outcome of tax audits are inherently uncertain.
Under the Tax Sharing Agreement with Cendant, Wyndham Worldwide and Travelport, the Company is generally responsible for 62.5% of payments made to settle claims with respect to tax periods ending on or prior to December 31, 2006 that relate to income taxes imposed on Cendant and certain of its subsidiaries, the operations (or former operations) of which were determined by Cendant not to relate specifically to the respective businesses of Realogy, Wyndham Worldwide, Avis Budget or Travelport.

With respect to any remaining legacy Cendant tax liabilities, the Company and its former parent believe there is appropriate support for the positions taken on Cendant’s tax returns. However, tax audits and any related litigation, including disputes or litigation on the allocation of tax liabilities between parties under the Tax Sharing Agreement, could result in outcomes for the Company that are different from those reflected in the Company’s historical financial statements.
Contingent Liability Letter of Credit
In April 2007, the Company established a standby irrevocable letter of credit for the benefit of Avis Budget Group in accordance with the Separation and Distribution Agreement. The synthetic letter of credit was utilized to support the Company’s payment obligations with respect to its share of Cendant contingent and other corporate liabilities. The stated amount of the standby irrevocable letter of credit is subject to periodic adjustment to reflect the then current estimate of Cendant contingent and other liabilities. The letter of credit was $70 million at June 30, 2012 and December 31, 2011. The standby irrevocable letter of credit will be terminated if (i) the Company’s senior unsecured credit rating is raised to BB by Standard and Poor’s or Ba2 by Moody’s or (ii) the aggregate value of the former parent contingent liabilities falls below $30 million.
Apollo Management Fee Agreement
In connection with the Merger, Apollo entered into a management fee agreement with the Company which allows Apollo Management VI, L.P. and its affiliates to provide certain management consulting services to the Company through the end of 2016 (subject to possible extension). The Company pays Apollo Management VI, L.P. an annual management fee for this service up to the sum of the greater of $15 million or 2.0% of the Company’s annual Adjusted EBITDA for the immediately preceding year, plus out-of-pocket costs and expenses in connection therewith. At June 30, 2012, the Company had $38 million accrued for the payment of Apollo Management VI, L.P. management fees, $15 million of which were paid in July 2012.
In addition, in the absence of an express agreement to the contrary, at the closing of any merger, acquisition, financing and similar transaction with a related transaction or enterprise value equal to or greater than $200 million, Apollo Management VI, L.P. will receive a fee equal to 1% of the aggregate transaction or enterprise value paid to or provided by such entity or its stockholders (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). Apollo waived any fees payable to it pursuant to the management fee agreement in connection with the 2011 Refinancing Transactions and 2012 Senior Secured Notes Offering. The Company has agreed to indemnify Apollo Management VI, L.P. and its affiliates and their directors, officers and representatives for potential losses relating to the services to be provided under the management fee agreement.
Escrow and Trust Deposits
As a service to the Company’s customers, it administers escrow and trust deposits which represent undisbursed amounts received for settlements of real estate transactions. With the passage of the Dodd-Frank Act in July 2010, deposits at FDIC-insured institutions are permanently insured up to $250 thousand. In addition, the Dodd-Frank Act temporarily provides unlimited coverage for non-interest-bearing transaction accounts from December 31, 2010 through December 31, 2012. These escrow and trust deposits totaled approximately $481 million and $272 million at June 30, 2012 and December 31, 2011, respectively. These escrow and trust deposits are not assets of the Company and, therefore, are excluded from the accompanying Condensed Consolidated Balance Sheets. However, the Company remains contingently liable for the disposition of these deposits.

10.	SEGMENT INFORMATION
The reportable segments presented below represent the Company’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker to assess performance and to allocate resources. In identifying its reportable segments, the Company also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon revenue and EBITDA, which is defined as net income (loss) before depreciation and amortization, interest (income) expense, net (other than Relocation Services interest for secured assets and obligations) and income taxes, each of which is presented in the Company’s Condensed Consolidated Statements of Operations. The Company’s presentation of EBITDA may not be comparable to similar measures used by other companies.

	Revenues (a) (b)
	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Real Estate Franchise Services	$170	$160	$299	$278
Company Owned Real Estate Brokerage Services	994	884	1,611	1,471
Relocation Services	109	110	197	197
Title and Settlement Services	106	90	194	173
Corporate and Other (c)	(70)	(65)	(117)	(109)
Total Company	$1,309	$1,179	$2,184	$2,010
_______________

(a)
Revenues for the Real Estate Franchise Services segment include intercompany royalties and marketing fees paid by the Company Owned Real Estate Brokerage Services segment of $70 million and $117 million for the three and six months ended June 30, 2012, respectively, and $65 million and $109 million for the three and six months ended June 30, 2011, respectively. Transactions between segments are eliminated in consolidation. Such amounts are eliminated through the Corporate and Other line.

(b)
Revenues for the Relocation Services segment include intercompany referral and relocation fees paid by the Company Owned Real Estate Brokerage Services segment of $11 million and $18 million for the three and six months ended June 30, 2012, respectively, and $11 million and $18 million for the three and six months ended June 30, 2011, respectively. Such amounts are recorded as contra-revenues by the Company Owned Real Estate Brokerage Services segment. There are no other material inter-segment transactions.

(c)	Includes the elimination of transactions between segments.

	EBITDA (a) (b)
	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Real Estate Franchise Services	$99	$97	$160	$159
Company Owned Real Estate Brokerage Services	78	48	61	11
Relocation Services	30	32	34	42
Title and Settlement Services	14	12	16	14
Corporate and Other	(18)	(2)	(38)	(50)
Total Company	$203	$187	$233	$176
Less:
Depreciation and amortization	44	47	89	93
Interest expense, net	176	161	346	340
Income tax expense	8	1	15	2
Net loss attributable to Holdings and Realogy	$(25)	$(22)	$(217)	$(259)
_______________

(a)
Includes $2 million of restructuring costs for the three months ended June 30, 2012, compared to $3 million of restructuring costs, offset by a net benefit of $12 million of former parent legacy items for the three months ended June 30, 2011.

(b)
Includes $5 million of restructuring costs and a $6 million loss on the early extinguishment of debt, partially offset by a net benefit of $3 million of former parent legacy items for the six months ended June 30, 2012, compared to $5 million of restructuring costs and a $36 million loss on the early extinguishment of debt, partially offset by a net benefit of $14 million of former parent legacy items for the six months ended June 30, 2011.

11.    GUARANTOR/NON-GUARANTOR SUPPLEMENTAL FINANCIAL INFORMATION
The following consolidating financial information presents the Condensed Consolidating Balance Sheets and Condensed Consolidating Statements of Operations and Cash Flows for: (i) Domus Holdings Corp. (“Holdings”); (ii) its direct wholly owned subsidiary Domus Intermediate Holdings Corp. (“Intermediate”); (iii) its indirect wholly owned subsidiary, Realogy Corporation (“Realogy”); (iv) the guarantor subsidiaries of Realogy; (v) the non-guarantor subsidiaries of Realogy; (vi) elimination entries necessary to consolidate Holdings, Intermediate, Realogy and the guarantor and non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. The guarantor subsidiaries of Realogy are comprised of 100% owned entities. Guarantor and non-guarantor subsidiaries are 100% owned by Realogy, either directly or indirectly. All guarantees are full and unconditional and joint and several, subject to release under certain customary circumstances, including but not limited to: (i) the sale, disposition or other transfer of the capital stock of a Guarantor made in compliance with the provisions of the applicable indenture; (ii) the designation of a Guarantor as "Unrestricted Subsidiary" (as that term is defined in the applicable indenture); (iii) subject to certain exceptions, the release or discharge of a Guarantor's guarantee of indebtedness under the Senior Secured Credit Facility; and (iv) Realogy's exercise of legal defeasance or covenant defeasance in accordance with the applicable indenture. Non-guarantor entities are comprised of securitization entities, foreign subsidiaries, unconsolidated entities, insurance underwriter subsidiaries and qualified foreign holding corporations. The guarantor and non-guarantor financial information is prepared using the same basis of accounting as the consolidated financial statements except for the investments in consolidated subsidiaries which are accounted for using the equity method.
Condensed Consolidating Statement of Operations and Comprehensive Loss
Three Months Ended June 30, 2012
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$983	$—	$—	$983
Service revenue	—	—	—	143	65	—	208
Franchise fees	—	—	—	76	—	—	76
Other	—	—	—	40	2	—	42
Net revenues	—	—	—	1,242	67	—	1,309
Expenses
Commission and other agent-related costs	—	—	—	662	—	—	662
Operating	—	—	—	280	45	—	325
Marketing	—	—	—	51	1	—	52
General and administrative	—	—	18	57	4		79
Restructuring costs	—	—	—	2	—	—	2
Depreciation and amortization	—	—	3	41	—	—	44
Interest expense, net	—	—	175	1	—	—	176
Intercompany transactions	—	—	1	(1)	—	—	—
Total expenses	—	—	197	1,093	50	—	1,340
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(197)	149	17	—	(31)
Income tax expense (benefit)	—	—	(66)	64	10	—	8
Equity in earnings of unconsolidated entities	—	—	—	—	(15)	—	(15)
Equity in (earnings) losses of subsidiaries	25	25	(106)	(21)	—	77	—
Net income (loss)	(25)	(25)	(25)	106	22	(77)	(24)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to Holdings and Realogy	$(25)	$(25)	$(25)	$106	$21	$(77)	$(25)
Comprehensive income (loss) attributable to Holdings and Realogy	$(24)	$(24)	$(24)	$106	$20	$(78)	$(24)

Condensed Consolidating Statement of Operations and Comprehensive Loss
Three Months Ended June 30, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$873	$—	$—	$873
Service revenue	—	—	—	130	62	—	192
Franchise fees	—	—	—	70	—	—	70
Other	—	—	—	42	2	—	44
Net revenues	—	—	—	1,115	64	—	1,179
Expenses
Commission and other agent-related costs	—	—	—	577	—	—	577
Operating	—	—	—	273	44	—	317
Marketing	—	—	—	53	1	—	54
General and administrative	—	—	13	39	4	—	56
Former parent legacy costs (benefit), net	—	—	(12)	—	—	—	(12)
Restructuring costs	—	—	—	3	—	—	3
Depreciation and amortization	—	—	3	44	—	—	47
Interest expense, net	—	—	160	1	—	—	161
Intercompany transactions	—	—	1	(1)	—	—	—
Total expenses	—	—	165	989	49	—	1,203
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(165)	126	15	—	(24)
Income tax expense (benefit)	—	—	(50)	46	5	—	1
Equity in earnings of unconsolidated entities	—	—	—	—	(4)	—	(4)
Equity in (earnings) losses of subsidiaries	22	22	(93)	(13)	—	62	—
Net income (loss)	(22)	(22)	(22)	93	14	(62)	(21)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to Holdings and Realogy	$(22)	$(22)	$(22)	$93	$13	$(62)	$(22)
Comprehensive income (loss) attributable to Holdings and Realogy	$(22)	$(22)	$(22)	$93	$13	$(62)	$(22)

Condensed Consolidating Statement of Operations and Comprehensive Loss
Six Months Ended June 30, 2012
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$1,589	$—	$—	$1,589
Service revenue	—	—	—	252	128	—	380
Franchise fees	—	—	—	130	—	—	130
Other	—	—	—	83	2	—	85
Net revenues	—	—	—	2,054	130	—	2,184
Expenses
Commission and other agent-related costs	—	—	—	1,064	—	—	1,064
Operating	—	—	—	549	94	—	643
Marketing	—	—	—	102	1	—	103
General and administrative	—	—	35	114	7		156
Former parent legacy costs (benefit), net	—	—	(3)	—	—	—	(3)
Restructuring costs	—	—	—	5	—	—	5
Depreciation and amortization	—	—	5	83	1	—	89
Interest expense, net	—	—	343	3	—	—	346
Loss on the early extinguishment of debt	—	—	6	—	—	—	6
Other (income)/expense, net	—	—	—	1	—	—	1
Intercompany transactions	—	—	2	(2)	—	—	—
Total expenses	—	—	388	1,919	103	—	2,410
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(388)	135	27	—	(226)
Income tax expense (benefit)	—	—	(60)	58	17	—	15
Equity in earnings of unconsolidated entities	—	—	—	—	(25)	—	(25)
Equity in (earnings) losses of subsidiaries	217	217	(111)	(34)	—	(289)	—
Net income (loss)	(217)	(217)	(217)	111	35	289	(216)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to Holdings and Realogy	$(217)	$(217)	$(217)	$111	$34	$289	$(217)
Comprehensive income (loss) attributable to Holdings and Realogy	$(214)	$(214)	$(214)	$111	$35	$282	$(214)

Condensed Consolidating Statement of Operations and Comprehensive Loss
Six Months Ended June 30, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues
Gross commission income	$—	$—	$—	$1,448	$—	$—	$1,448
Service revenue	—	—	—	235	121	—	356
Franchise fees	—	—	—	121	—	—	121
Other	—	—	—	82	3	—	85
Net revenues	—	—	—	1,886	124	—	2,010
Expenses
Commission and other agent-related costs	—	—	—	951	—	—	951
Operating	—	—	—	547	88	—	635
Marketing	—	—	—	96	1	—	97
General and administrative	—	—	28	92	7	—	127
Former parent legacy costs (benefit), net	—	—	(14)	—	—	—	(14)
Restructuring costs	—	—	—	5	—	—	5
Depreciation and amortization	—	—	4	88	1	—	93
Interest expense, net	—	—	337	3	—	—	340
Loss on the early extinguishment of debt	—	—	36	—	—	—	36
Intercompany transactions	—	—	2	(2)	—	—	—
Total expenses	—	—	393	1,780	97	—	2,270
Income (loss) before income taxes, equity in earnings and noncontrolling interests	—	—	(393)	106	27	—	(260)
Income tax expense (benefit)	—	—	(45)	39	8	—	2
Equity in earnings of unconsolidated entities	—	—	—	—	(4)	—	(4)
Equity in (earnings) losses of subsidiaries	259	259	(89)	(22)	—	(407)	—
Net income (loss)	(259)	(259)	(259)	89	23	407	(258)
Less: Net income attributable to noncontrolling interests	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to Holdings and Realogy	$(259)	$(259)	$(259)	$89	$22	$407	$(259)
Comprehensive income (loss) attributable to Holdings and Realogy	$(248)	$(248)	$(248)	$89	$23	$384	$(248)

Condensed Consolidating Balance Sheet
June 30, 2012
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2	$86	$56	$(6)	$138
Trade receivables, net	—	—	—	103	44	—	147
Relocation receivables	—	—	—	34	385	—	419
Relocation properties held for sale	—	—	—	10	—	—	10
Deferred income taxes	—	—	8	53	(2)	—	59
Intercompany note receivable	—	—	—	91	20	(111)	—
Other current assets	1	—	9	67	20	—	97
Total current assets	1	—	19	444	523	(117)	870
Property and equipment, net	—	—	16	133	2	—	151
Goodwill	—	—	—	2,618	—	—	2,618
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	2,808	—	—	2,808
Other intangibles, net	—	—	—	418	—	—	418
Other non-current assets	—	—	71	84	70	—	225
Investment in subsidiaries	(1,721)	(1,721)	8,319	206	—	(5,083)	—
Total assets	$(1,720)	$(1,721)	$8,425	$7,443	$595	$(5,200)	$7,822
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$27	$182	$11	$(6)	$214
Securitization obligations	—	—	—	—	267	—	267
Intercompany note payable	—	—	—	20	91	(111)	—
Due to former parent	—	—	76	—	—	—	76
Revolving credit facilities and current portion of long-term debt	—	—	159	50	5	—	214
Accrued expenses and other current liabilities	—	—	234	314	35	—	583
Intercompany payables	1	—	2,304	(2,261)	(44)	—	—
Total current liabilities	1	—	2,800	(1,695)	365	(117)	1,354
Long-term debt	—	—	7,121	—	—	—	7,121
Deferred income taxes	—	—	(600)	1,496	(1)	—	895
Other non-current liabilities	—	—	96	52	25	—	173
Intercompany liabilities	—	—	729	(729)	—	—	—
Total liabilities	1	—	10,146	(876)	389	(117)	9,543
Total equity (deficit)	(1,721)	(1,721)	(1,721)	8,319	206	(5,083)	(1,721)
Total liabilities and equity (deficit)	$(1,720)	$(1,721)	$8,425	$7,443	$595	$(5,200)	$7,822

Condensed Consolidating Balance Sheet
December 31, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$2	$80	$67	$(6)	$143
Trade receivables, net	—	—	—	75	45	—	120
Relocation receivables	—	—	—	14	364	—	378
Relocation properties held for sale	—	—	—	11	—	—	11
Deferred income taxes	—	—	14	53	(1)	—	66
Intercompany note receivable	—	—	—	6	19	(25)	—
Other current assets	—	—	8	64	16	—	88
Total current assets	—	—	24	303	510	(31)	806
Property and equipment, net	—	—	17	145	3	—	165
Goodwill	—	—	—	2,614	—	—	2,614
Trademarks	—	—	—	732	—	—	732
Franchise agreements, net	—	—	—	2,842	—	—	2,842
Other intangibles, net	—	—	—	439	—	—	439
Other non-current assets	—	—	68	85	59	—	212
Investment in subsidiaries	(1,508)	(1,508)	8,207	181	—	(5,372)	—
Total assets	$(1,508)	$(1,508)	$8,316	$7,341	$572	$(5,403)	$7,810
LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$—	$22	$158	$10	$(6)	$184
Securitization obligations	—	—	—	—	327	—	327
Intercompany note payable	—	—	—	19	6	(25)	—
Due to former parent	—	—	80	—	—	—	80
Revolving credit facilities and current portion of long-term debt	—	—	267	50	8	—	325
Accrued expenses and other current liabilities	—	—	202	282	36	—	520
Intercompany payables	—	—	2,222	(2,203)	(19)	—	—
Total current liabilities	—	—	2,793	(1,694)	368	(31)	1,436
Long-term debt	—	—	6,825	—	—	—	6,825
Deferred income taxes	—	—	(604)	1,494	—	—	890
Other non-current liabilities	—	—	83	61	23	—	167
Intercompany liabilities	—	—	727	(727)	—	—	—
Total liabilities	—	—	9,824	(866)	391	(31)	9,318
Total equity (deficit)	(1,508)	(1,508)	(1,508)	8,207	181	(5,372)	(1,508)
Total liabilities and equity (deficit)	$(1,508)	$(1,508)	$8,316	$7,341	$572	$(5,403)	$7,810

Condensed Consolidating Statement of Cash Flows
Six Months Ended June 30, 2012
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(342)	$236	$22	$(9)	$(93)
Investing Activities
Property and equipment additions			(2)	(17)			(19)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(4)	—	—	(4)
Purchases of certificates of deposit, net	—	—	—	(4)	—	—	(4)
Change in restricted cash	—	—	—	—	(3)	—	(3)
Intercompany note receivable	—	—	—	(85)	—	85	—
Other, net	—	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	—	(2)	(110)	(3)	85	(30)
Financing Activities
Net change in revolving credit facilities	—	—	(91)	—	(3)	—	(94)
Repayments of term loan credit facility	—	—	(640)	—	—	—	(640)
Proceeds from issuance of First Lien Notes	—	—	593	—	—	—	593
Proceeds from issuance of First and a Half Lien Notes	—	—	325	—	—	—	325
Net change in securitization obligations	—	—	—	—	(61)	—	(61)
Debt issuance costs	—	—	(2)	—	(1)	—	(3)
Intercompany dividend	—	—	—	—	(9)	9	—
Intercompany note payable	—	—	—	—	85	(85)	—
Intercompany transactions	—	—	155	(116)	(39)	—	—
Other, net	—	—	4	(4)	(2)	—	(2)
Net cash provided by (used in) financing activities	—	—	344	(120)	(30)	(76)	118
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	—	—	—	6	(11)	—	(5)
Cash and cash equivalents, beginning of period	—	—	2	80	67	(6)	143
Cash and cash equivalents, end of period	$—	$—	$2	$86	$56	$(6)	$138

Condensed Consolidating Statement of Cash Flows
Six Months Ended June 30, 2011
(in millions)

	Holdings	Intermediate	Realogy	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$—	$—	$(347)	$142	$14	$(3)	$(194)
Investing Activities
Property and equipment additions	—	—	(2)	(22)	(1)	—	(25)
Net assets acquired (net of cash acquired) and acquisition-related payments	—	—	—	(4)	—	—	(4)
Proceeds from certificates of deposit, net	—	—	—	—	9	—	9
Change in restricted cash	—	—	—	—	1	—	1
Intercompany note receivable	—	—	—	(18)	—	18	—
Other, net	—	—	—	(5)	—	—	(5)
Net cash provided by (used in) investing activities	—	—	(2)	(49)	9	18	(24)
Financing Activities
Net change in revolving credit facilities	—	—	130	(5)	—	—	125
Proceeds from term loan extension	—	—	98	—	—	—	98
Repayments of term loan credit facility	—	—	(703)	—	—	—	(703)
Proceeds from issuance of First and a Half Lien Notes	—	—	700	—	—	—	700
Net change in securitization obligations	—	—	—	—	(4)	—	(4)
Debt issuance costs	—	—	(34)	—	—	—	(34)
Intercompany dividend	—	—	—	—	(4)	4	—
Intercompany note payable	—	—	—	—	18	(18)	—
Intercompany transactions	—	—	94	(77)	(17)	—	—
Other, net	—	—	(1)	(5)	3	—	(3)
Net cash provided by (used in) financing activities	—	—	284	(87)	(4)	(14)	179
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	—	1	—	1
Net increase (decrease) in cash and cash equivalents	—	—	(65)	6	20	1	(38)
Cash and cash equivalents, beginning of period	—	—	69	74	51	(2)	192
Cash and cash equivalents, end of period	$—	$—	$4	$80	$71	$(1)	$154

Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with our Condensed Consolidated Financial Statements and accompanying Notes thereto included elsewhere herein and with our Consolidated Financial Statements and accompanying Notes included in the 2011 Form 10-K. Unless otherwise noted, all dollar amounts in tables are in millions. Neither Holdings, the indirect parent of Realogy, nor Intermediate, the direct parent company of Realogy, conducts any operations other than with respect to its respective direct or indirect ownership of Realogy. All expenses incurred by Holdings and Intermediate are for the benefit of Realogy and have been reflected in Realogy's consolidated financial statements. All issuances of Holdings' equity securities, including grants of stock options and restricted stock by Holdings to employees and directors of Realogy and its subsidiaries have been reflected in Realogy's condensed consolidated financial statements. As a result, the condensed consolidated financial positions, results of operations and cash flows of Holdings, Intermediate and Realogy are the same. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Forward-Looking Statements” and “Risk Factors” in this report and “Forward-Looking Statements” and “Risk Factors” in our 2011 Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.
OVERVIEW
We are a global provider of real estate and relocation services and report our operations in the following four segments:

•
Real Estate Franchise Services (known as Realogy Franchise Group or RFG)—franchises the Century 21®, Coldwell Banker®, ERA®, Sotheby's International Realty®, Coldwell Banker Commercial® and Better Homes and Gardens® Real Estate brand names. As of June 30, 2012, our franchise system had approximately 13,500 franchised and company owned offices and 238,500 independent sales associates operating under our brands in the U.S. and 102 other countries and territories around the world, which included approximately 720 of our company owned and operated brokerage offices with approximately 41,500 independent sales associates.

•
Company Owned Real Estate Brokerage Services (known as NRT)—operates a full-service real estate brokerage business principally under the Coldwell Banker®, ERA®, Corcoran Group®, Sotheby's International Realty® and CitiHabitats brand names. In addition, we operate a large independent real estate owned (“REO”) residential asset manager, which focuses on bank-owned properties.

•
Relocation Services (known as Cartus)—primarily offers clients employee relocation services such as homesale assistance, providing home equity advances to transferees (generally guaranteed by the client), home finding and other destination services, expense processing, relocation policy counseling and consulting services, arranging household goods moving services, visa and immigration support, intercultural and language training and group move management services.

•
Title and Settlement Services (known as Title Resource Group or TRG)—provides full-service title, settlement and vendor management services to real estate companies, affinity groups, corporations and financial institutions with many of these services provided in connection with the Company's real estate brokerage and relocation services business.

As discussed under the heading “Current Industry Trends,” the domestic residential real estate market has recently shown signs of recovery after a significant and lengthy downturn. The residential real estate market is cyclical and we have been, and may continue to be, materially adversely affected by downturns in this market.
July 2006 Separation from Cendant
Realogy was incorporated on January 27, 2006 to facilitate a plan by Cendant to separate into four independent companies—one for each of Cendant’s real estate services, travel distribution services (“Travelport”), hospitality services (including timeshare resorts) (“Wyndham Worldwide”) and vehicle rental businesses (“Avis Budget Group”). Prior to July 31, 2006, the assets of the real estate services businesses of Cendant were transferred to Realogy and, on July 31, 2006, Cendant distributed all of the shares of Realogy’s common stock held by it to the holders of Cendant common stock issued and outstanding on the record date for the distribution, which was July 21, 2006 (the “Separation”). The Separation was effective on July 31, 2006.

Before the Separation, Realogy entered into a Separation and Distribution Agreement, a Tax Sharing Agreement and several other agreements with Cendant and Cendant’s other businesses to effect the separation and distribution and provide a framework for Realogy’s relationships with Cendant and Cendant’s other businesses after the Separation. These agreements govern the relationships among Realogy, Cendant, Wyndham Worldwide and Travelport subsequent to the completion of the separation plan and provide for the allocation among Realogy, Cendant, Wyndham Worldwide and Travelport of Cendant’s assets, liabilities and obligations attributable to periods prior to the Separation. Matters governed by these agreements have been substantially concluded other than the resolution of certain Cendant tax and other liabilities attributable to periods prior to the Separation.
April 2007 Merger Agreement with Affiliates of Apollo
On December 15, 2006, Realogy entered into an agreement and plan of merger with Holdings and Domus Acquisition Corp., which are affiliates of Apollo Management VI, L.P., an entity affiliated with Apollo Global Management, LLC. Under the merger agreement, Holdings acquired the outstanding shares of Realogy pursuant to the merger of Domus Acquisition Corp. with and into Realogy, with Realogy being the surviving entity (the “Merger”). The Merger was consummated on April 10, 2007. All of Realogy’s issued and outstanding common stock is currently owned by Intermediate, which is a direct, wholly owned subsidiary of Holdings.
Realogy incurred substantial indebtedness in connection with the Merger, the aggregate proceeds of which were sufficient to pay the aggregate merger consideration, repay a portion of Realogy’s then outstanding indebtedness and pay fees and expenses related to the Merger. Specifically, Realogy entered into the senior secured credit facility, issued unsecured notes and refinanced the credit facilities governing Realogy’s relocation securitization programs. In addition, investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P. or one of its affiliates (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”), as well as members of management who purchased Holdings common stock with cash or through rollover equity, contributed $2,001 million to Realogy to complete the Merger Transactions, which was treated as a contribution to Realogy’s equity. Holdings common stock is currently owned or controlled solely by Apollo, although other parties own Convertible Notes that may be converted, at the option of such parties, into Holdings common stock.
Current Industry Trends
Our businesses compete primarily in the domestic residential real estate market. This market is cyclical in nature and we believe that we are experiencing the beginning of a recovery. The market has most recently shown signs of recovery after having been in a significant and prolonged downturn, which began in the second half of 2005. Based upon data published by NAR from 2005 to 2011, the number of annual U.S. existing homesale units has declined by 40% and the median existing homesale price has declined by 24%. According to NAR, homesale transactions for 2011 represented the 4th consecutive year that existing homesale transactions have been in the 4.1 to 4.3 million range on an annual basis, despite adverse economic and housing conditions during that period. The signs of growth in the first six months of 2012 were particularly evident with respect to year-over-year unit growth, due to favorable affordability trends reflective of low mortgage rates and lower home prices.
NAR reported a year-over-year increase of 8% in existing homesale transactions in the first six months of 2012 compared to the first six months of 2011 and is forecasting a 9% increase in existing homesale transactions for 2012 compared to 2011. For 2013, NAR is forecasting a 7% increase in homesales to 5.0 million units compared to 2012, although it noted in its May 2012 release that the number of homesales could rise to as many as 5.3 million units, or a 14% increase compared to 2012, with a return to more normal mortgage lending standards. Fannie Mae is forecasting 2012 to increase 8% for existing homesale transactions compared to 2011.
With respect to homesale prices, NAR reported a year-over-year increase of 3% in average homesale price in the first six months of 2012 compared to the first six months of 2011 and is forecasting median homesale prices for 2012 to increase 4% compared to 2011. NAR is also forecasting a 5% increase in median existing homesale prices in 2013 compared to 2012. Fannie Mae's most recent forecast shows a 1% decrease in median homesale price for 2012 compared to 2011.
The most recent NAR forecast estimates that the volume of existing homesales (i.e., median homesale price times existing homesale transactions) will increase 13% for the full year 2012 compared to 2011 and increase a further 13% in 2013 compared to 2012.

According to NAR, the housing affordability index has continued to improve as a result of the cumulative homesale price declines that began in 2007. An index above 100 signifies that a family earning the median income has more than enough income to qualify for a mortgage loan on a median-priced home, assuming a 20 percent down payment. The housing affordability index was 184 as of May 2012 and 185 for 2011 compared to 174 for 2010 and 169 for 2009. The overall improvement in this index could favorably impact a housing recovery. In addition, as rental prices have recently continued to rise, the cost of owning a home is now lower than the rental of a comparable property in the vast majority of U.S. metropolitan areas.
Interest rates continue to be at low levels by historical standards, which we believe has helped stimulate demand in the residential real estate market. According to Freddie Mac, interest rates on commitments for 30-year, fixed-rate first mortgages have decreased from 5.3% in December 2008 to 3.7% in June 2012.
Continuing constraints on the housing market include conservative mortgage underwriting standards, increased down payment requirements and homeowners having limited or negative equity in homes in certain markets. Mortgage credit conditions have tightened significantly during this housing downturn, with banks limiting credit availability to more creditworthy borrowers and requiring larger down payments, stricter appraisal standards, and more extensive mortgage documentation. As a result, mortgages are less available to borrowers and it frequently takes longer to close a homesale transaction due to the enhanced mortgage and underwriting requirements.
CoreLogic, one of several third parties that track residential housing statistics, in their June 2012 press release, disclosed that there were 1.5 million units of "shadow inventory" (i.e., properties where the homeowner is seriously delinquent in meeting its mortgage obligations or where the property is in some stage of foreclosure or already a REO) as of April 2012 which is down from 1.8 million units as of April 2011. This inventory consists of 720,000 units which are seriously delinquent (90 days or more), 410,000 units which are in some stage of foreclosure and 390,000 units which are already in REO. Although there have been concerns about significant shadow inventory, we do not believe that this will have a significant impact on our business, as the concentration of the shadow inventory is limited to a few regions of the country and the potential increase in unit sales activity should offset in whole or in part the adverse impact on home prices in these regions. Furthermore, according to NAR, the percentage of distressed properties has declined from 30% of sales in June 2011 to 25% of sales in June 2012, and institutions holding distressed mortgages have increasingly shifted activity away from REOs and focused on short sales, which are less disruptive to the market. In addition, an increase in saleable housing inventory would be welcome in many housing markets given the significant decrease in overall housing inventory.
According to NAR, the inventory of existing homes for sale is 2.4 million homes at June 2012 and the inventory level has trended down from a record 4.0 million homes in July 2007, and is 24 percent below June 2011. The June 2012 inventory represents a supply of 6.6 months at the current sales pace. The inventory supply is returning to a more typical level and is acting as a stabilizing force on home prices. Lastly, in many markets there are low levels of inventory at certain price points, which could limit sales activity over the near term.
Recent Legislative and Regulatory Matters
Dodd-Frank Act. On July 21, 2010, the Dodd-Frank Act was signed into law for the express purpose of regulating the financial services industry. The Dodd-Frank Act establishes an independent federal bureau of consumer financial protection to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority. The Dodd-Frank Act also establishes new standards and practices for mortgage originators, including determining a prospective borrower’s ability to repay their mortgage, removing incentives for higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. These standards and practices include limitations, which are scheduled to become effective in 2013, on the amount that a mortgage originator may receive with respect to a "qualified mortgage," including fees received by affiliates of the mortgage originator. Based upon the current legislation and the definition of a qualified mortgage, such limitation could adversely affect the fees received by TRG, as a provider of title and settlement services, in transactions originated by our joint venture, PHH Home Loans. While we are continuing to evaluate all aspects of the Dodd-Frank Act, legislation and regulations promulgated pursuant to such legislation, as well as other legislation that may be enacted to reform the U.S. housing finance market, could materially and adversely affect the mortgage and housing industries, result in heightened federal regulation and oversight of the mortgage and housing industries, disrupt mortgage availability, increase down payment requirements, increase mortgage costs, curtail affiliated business transactions and result in increased costs and potential litigation for housing market participants.

Certain provisions of the Dodd-Frank Act may impact the operation and practices of Fannie Mae, Freddie Mac and other government sponsored entities, or GSEs, and require sponsors of securitizations to retain a portion of the economic interest in the credit risk associated with the assets securitized by them. Substantial reduction in, or the elimination of, GSE demand for mortgage loans by reducing qualifying mortgages could have a material adverse effect on the mortgage industry and the housing industry in general and these provisions may reduce the availability or increase the cost of mortgages to certain individuals.
Potential Reform of the U.S. Housing Finance Market and Potential Wind-Down of Freddie Mac and Fannie Mae. In September 2008, the U.S. government placed Fannie Mae and Freddie Mac in conservatorship and has provided funding of billions of dollars to these entities to backstop shortfalls in their capital requirements. Congress also has held hearings on the future of Freddie Mac and Fannie Mae and other GSEs with a view towards further legislative reform. On February 11, 2011, the Obama Administration issued a report to the U.S. Congress outlining proposals to reform the U.S. housing finance market, including, among other things, reform designed to reduce government support for housing finance and the winding down of Freddie Mac and Fannie Mae over a period of years. Numerous pieces of legislation seeking various types of reform for the GSEs have been introduced in Congress. Legislation, if enacted, which curtails Freddie Mac and/or Fannie Mae’s activities and/or results in the wind down of these entities could increase mortgage costs and could result in more stringent underwriting guidelines imposed by lenders or cause other disruptions in the mortgage industry, any of which could have a materially adverse affect on the housing market in general and our operations in particular. Given the current uncertainty with respect to the extent, if any, of such reform, it is difficult to predict either the long-term or short-term impact of government action that may be taken. At present, the U.S. government also is attempting, through various avenues, to increase loan modifications for home owners with negative equity.
***
We believe that long-term demand for housing and the growth of our industry is primarily driven by affordability of housing, the economic health of the domestic economy, positive demographic trends such as population growth, increases in the number of U.S. households, low interest rates, increases in renters that qualify as homebuyers and locally based dynamics such as housing demand relative to housing supply. While the housing market has recently shown signs of recovery, there remains substantial uncertainty with respect to the timing and scope of a sustained housing recovery. Factors that may negatively affect a sustained housing recovery include:

•	higher mortgage rates as well as reduced availability of mortgage financing;

•
lower unit sales, due to reduced inventory levels in certain markets at lower price points, the reluctance of first time homebuyers to purchase due to concerns about investing in a home and move-up buyers having limited or negative equity in homes;

•	lower average homesale price, particularly if banks and other mortgage servicers liquidate foreclosed properties that they are currently holding in certain concentrated affected markets;

•	continuing high levels of unemployment and associated lack of consumer confidence;

•	unsustainable economic recovery in the U.S. or a weak recovery resulting in only modest economic growth;

•	a lack of stability or improvement in home ownership levels in the U.S.; and

•
legislative or regulatory reform, including but not limited to reform that adversely impacts the financing of the U.S. housing market or amends the Internal Revenue Code in a manner that negatively impacts home ownership such as reform that reduces the amount that certain taxpayers would be allowed to deduct for home mortgage interest.

Many of the trends impacting our businesses that derive revenue from homesales also impact our Relocation Services business, which is a global provider of outsourced employee relocation services. In addition to general residential housing trends, key drivers of our Relocation Services business are corporate spending and employment trends which have shown modest signs of a recovery; however, there can be no assurance that corporate spending on relocation services will return to previous levels following any economic recovery.

Homesales
For the three months ended June 30, 2012, RFG and NRT homesale transactions increased 9% and 13%, respectively, due to an overall pick-up in homebuyer activity compared to the second quarter of 2011. The increase in homesale transactions in the second quarter of 2012 follows an increase in homesale transactions in the first quarter of 2012 of 7% for RFG and 8% for NRT. The quarterly and annual year over year trend in homesale transactions is as follows:

		2012 vs. 2011
			Second Quarter	Third Quarter Forecast	Fourth Quarter Forecast	Full Year 2012 vs. 2011 Forecast
	Full Year 2011 vs. 2010	First Quarter

Number of Homesales
Industry
NAR (a)	2%	5%	9%	9%	9%	9%
Fannie Mae (a)	2%	5%	10%	9%	6%	8%
Realogy
Real Estate Franchise Services	(1)%	7%	9%
Company Owned Real Estate Brokerage Services	—%	8%	13%
_______________

(a)	Existing homesale data, on a seasonally adjusted basis, is as of the most recent NAR and Fannie Mae press release.
As of their most recent releases, NAR is forecasting a 9% increase in existing homesale transactions in 2012, while Fannie Mae is forecasting an increase of 8%. For 2013, NAR and Fannie Mae are forecasting an increase of 7% and 2%, respectively, in existing homesale transactions for 2013 compared to 2012.
Homesale Price
NAR reported homesale price declines of 4% for the year ended December 31, 2011 compared to 2010 while our price was flat for RFG and down 2% for NRT. We believe that one significant reason, other than our geographic footprint, that accounts for the difference between our average homesale price and the median homesale price of NAR in 2011 compared to 2010 was due to the high level of distressed sales included in NAR’s data. For the three months ended June 30, 2012, average homesale price was up 6% for RFG which was consistent with NAR's second quarter forecast and was flat for NRT due to the mix of business with more lower priced homes. We believe the improvement in price in the second quarter of 2012 was due to the low level of home inventory in many markets. The quarterly and annual year over year trend in the price of homes is as follows:

		2012 vs. 2011
			Second Quarter	Third Quarter Forecast	Fourth Quarter Forecast	Full Year 2012 vs. 2011 Forecast
	Full Year 2011 vs. 2010	First Quarter

Price of Homes
Industry
NAR (a)	(4)%	—%	7%	6%	5%	4%
Fannie Mae (a)	(4)%	—%	(1)%	1%	2%	(1)%
Realogy
Real Estate Franchise Services	—%	—%	6%
Company Owned Real Estate Brokerage Services	(2)%	(3)%	—%
_______________

(a)	Existing homesale price data is for median price and is as of the most recent NAR and Fannie Mae press release.
As of their most recent releases, for 2012 NAR is forecasting a 4% increase in the median existing homesale price compared to 2011 and Fannie Mae is forecasting a 1% decline. For 2013, NAR is forecasting an increase of 5% in median homesale prices for 2013 compared to 2012 and Fannie Mae is forecasting an increase of 1% in median homesale prices for 2013 compared to 2012.
***

While data provided by NAR and Fannie Mae are two indicators of the direction of the residential housing market, we believe that homesale statistics will continue to vary between us and NAR and Fannie Mae because they use survey data in their historical reports and forecasting models whereas we use data based on actual reported results.  In addition to the differences in calculation methodologies, there are geographical differences and concentrations in the markets in which we operate versus the national market. For instance, comparability is impaired due to NAR’s utilization of seasonally adjusted annualized rates whereas we report actual period over period changes and their use of median price for their forecasts compared to our average price. Additionally, NAR data is subject to periodic review and revision.  While we believe that the industry data presented herein is derived from the most widely recognized sources for reporting U.S. residential housing market statistical data, we do not endorse or suggest reliance on this data alone.  We also note that forecasts are inherently uncertain or speculative in nature and actual results for any period may materially differ.
Other Factors
Due to the prolonged downturn in the residential real estate market, a significant number of third party franchisees have experienced operating difficulties. As a result, many of our franchisees with multiple offices have reduced overhead and consolidated offices in an attempt to remain competitive in the marketplace. In addition, we have had to terminate franchisees due to non-reporting and non-payment which could adversely impact transaction volumes in the future. Due to the factors noted above, we continue to actively monitor the collectability of receivables and notes from our franchisees.
Key Drivers of Our Businesses
Within our Real Estate Franchise Services segment and our Company Owned Real Estate Brokerage Services segment, we measure operating performance using the following key operating statistics: (i) closed homesale sides, which represents either the “buy” side or the “sell” side of a homesale transaction, (ii) average homesale price, which represents the average selling price of closed homesale transactions and (iii) average homesale broker commission rate, which represents the average commission rate earned on either the “buy” side or “sell” side of a homesale transaction. Our Real Estate Franchise Services segment is also impacted by the net effective royalty rate which represents the average percentage of our franchisees’ commission revenues payable to our Real Estate Franchise Services segment, net of volume incentives achieved. The net effective royalty rate does not include the effect of non-standard incentives granted to some franchisees.
Prior to 2006, the average homesale broker commission rate was declining several basis points per year, the effect of which was more than offset by increases in homesale prices. From 2007 through the second quarter of 2012, the average broker commission rate remained fairly stable; however, we expect that, over the long term, the average brokerage commission rates will modestly decline.
The net effective royalty rate has been declining over the past three years. We would expect that, over the near term, the net effective royalty rate will continue to modestly decline due to an increased concentration of business with larger franchisees which earn higher volume incentives as well as the Company’s focus on strategic growth through relationships with larger established real estate companies which may pay a lower royalty rate. In addition, mergers and consolidations of distressed franchisees into larger franchisees can drive down the net effective royalty rate. The net effective rate can also be affected by a shift in volume amongst our brands which operate under different royalty rate arrangements.
Our Company Owned Real Estate Brokerage Services segment has a significant concentration of real estate brokerage offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts, while our Real Estate Franchise Services segment has franchised offices that are more widely dispersed across the United States. Accordingly, operating results and homesale statistics may differ between our Company Owned Real Estate Brokerage Services segment and our Real Estate Franchise Services segment based upon geographic presence and the corresponding homesale activity in each geographic region.
Within our Relocation Services segment, we measure operating performance using the following key operating statistics: (i) initiations, which represent the total number of transferees we serve and (ii) referrals, which represent the number of referrals from which we earn revenue from real estate brokers. In our Title and Settlement Services segment, operating performance is evaluated using the following key metrics: (i) purchase title and closing units, which represent the number of title and closing units we process as a result of home purchases, (ii) refinance title and closing units, which represent the number of title and closing units we process as a result of homeowners refinancing their home loans, and (iii) average price per closing unit, which represents the average fee we earn on purchase title and refinancing title sides.

A decline in the number of homesale transactions and the decline in homesale prices has and could continue to adversely affect our results of operations by: (i) reducing the royalties we receive from our franchisees and company owned brokerages, (ii) reducing the commissions our company owned brokerage operations earn, (iii) reducing the demand for our title and settlement services, (iv) reducing the referral fees we earn in our relocation services business, and (v) increasing the risk of franchisee default due to lower homesale volume. Our results could also be negatively affected by a decline in commission rates charged by brokers.
The following table presents our drivers for the three and six months ended June 30, 2012 and 2011. See “Results of Operations” for a discussion as to how the key drivers affected our business for the periods presented.

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2011	% Change	2012	2011	% Change
Real Estate Franchise Services (a)
Closed homesale sides	273,771	251,045	9%	471,229	435,688	8%
Average homesale price	$214,547	$202,045	6%	$205,967	$198,513	4%
Average homesale broker commission rate	2.55%	2.55%	—	2.55%	2.55%	—
Net effective royalty rate	4.64%	4.83%	(19) bps	4.68%	4.85%	(17) bps
Royalty per side	$263	$258	2%	$256	$255	—%
Company Owned Real Estate Brokerage Services
Closed homesale sides	82,768	73,061	13%	138,041	124,261	11%
Average homesale price	446,732	445,550	—%	429,267	432,618	(1%)
Average homesale broker commission rate	2.49%	2.49%	—	2.50%	2.49%	1 bps
Gross commission income per side	$11,856	$11,931	(1%)	$11,497	$11,625	(1%)
Relocation Services
Initiations	48,698	46,433	5%	86,168	81,541	6%
Referrals	22,039	20,282	9%	36,305	33,095	10%
Title and Settlement Services
Purchase title and closing units	29,973	26,219	14%	50,538	45,190	12%
Refinance title and closing units	17,766	10,840	64%	39,782	27,666	44%
Average price per closing unit	$1,450	$1,525	(5%)	$1,350	$1,457	(7%)
_______________

(a)	Includes all franchisees except for our Company Owned Real Estate Brokerage Services segment.

RESULTS OF OPERATIONS
Discussed below are our condensed consolidated results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which separate financial information is available and which is utilized on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments based upon revenue and EBITDA. EBITDA is defined as net income (loss) before depreciation and amortization, interest (income) expense, net (other than Relocation Services interest for securitization assets and securitization obligations) and income taxes, each of which is presented on our Consolidated Statements of Operations. Our presentation of EBITDA may not be comparable to similarly-titled measures used by other companies. As discussed above under “Industry Trends,” our results of operations are significantly impacted by industry and economic factors that are beyond our control.
Three Months Ended June 30, 2012 vs. Three Months Ended June 30, 2011
Our consolidated results comprised the following:

	Three Months Ended June 30,
	2012	2011	Change
Net revenues	$1,309	$1,179	$130
Total expenses (1)	1,340	1,203	137
Loss before income taxes, equity in earnings and noncontrolling interests	(31)	(24)	(7)
Income tax expense	8	1	7
Equity in earnings of unconsolidated entities	(15)	(4)	(11)
Net loss	(24)	(21)	(3)
Less: Net income attributable to noncontrolling interests	(1)	(1)	—
Net loss attributable to Holdings and Realogy	$(25)	$(22)	$(3)
_______________

(1)
Total expenses for the three months ended June 30, 2012 include $2 million of restructuring costs. Total expenses for the three months ended June 30, 2011 include $3 million of restructuring costs, offset by a net benefit of $12 million of former parent legacy items.

Net revenues increased $130 million (11%) for the three months ended June 30, 2012 compared with the three months ended June 30, 2011, principally due to an increase in revenues for the Real Estate Franchise Services segment and Company Owned Real Estate Brokerage Services segment primarily due to higher homesale transaction volume as well as an increase in revenues for the Title and Settlement Services segment due to higher resale volume, refinancing volume and underwriter volume.
Total expenses increased $137 million (11%) primarily due to:

1.	a $114 million increase in commission and other agent-related costs, operating, marketing and general and administrative expenses primarily related to:

•
an $85 million increase in commission expense for the Company Owned Real Estate Brokerage Services segment due to increased volume, $9 million in incremental employee related costs, and a $6 million increase in franchise fees paid to RFG partially offset by $10 million of lower operating expenses primarily as a result of restructuring and cost-saving activities;

•
an increase in expenses for the Real Estate Franchise Service segment, primarily due to $10 million for a settlement of a legal matter and $3 million of incremental employee related costs partially offset by a $3 million decrease in marketing expenses; and

•
an increase in variable operating expenses for the Title and Settlement segment of $11 million as a result of increases in resale, refinancing and underwriter volume and a $2 million increase in incremental employee related costs.

The incremental employee related costs noted above was primarily due to $15 million of expense for the 2012 bonus plan which is in addition to $10 million of expense being recognized for the 2011-2012 retention plan whereas in the second quarter of 2011 only $10 million of expense was being recognized for the retention plan. As a result, there is $15 million of incremental employee related costs in the second quarter of 2012 compared to the second quarter of 2011.

2.
an increase of $15 million in interest expense for the three months ended June 30, 2012 compared to the three months ended June 30, 2011 as a result of incremental interest related to the 2012 Senior Secured Notes Offering; and

3.	a reduction in the net benefit of former parent legacy items of $12 million due to benefits received in 2011 that did not recur in 2012.
The Company's provision for income taxes in interim periods is computed by applying its estimated annual effective tax rate against the income (loss) before income taxes for the period.  In addition, non-recurring or discrete items, including the increase in deferred tax liabilities associated with indefinite lived intangibles, are recorded during the period in which they occur.  No federal income tax benefit was recognized for the current period loss due to the recognition of a full valuation allowance for domestic operations.  Income tax expense for the three months ended June 30, 2012 was $8 million.  This expense included $6 million for an increase in deferred tax liabilities associated with indefinite-lived intangible assets and $2 million was recognized for foreign and state income taxes for certain jurisdictions.
Following is a more detailed discussion of the results of each of our reportable segments during the three months ended June 30, 2012 and 2011:

	Revenues (a)			EBITDA (b)			Margin
	2012	2011	% Change	2012	2011	% Change	2012	2011	Change
Real Estate Franchise Services	$170	$160	6%	$99	$97	2%	58%	61%	(3)
Company Owned Real Estate Brokerage Services	994	884	12	78	48	63	8	5	3
Relocation Services	109	110	(1)	30	32	(6)	28	29	(1)
Title and Settlement Services	106	90	18	14	12	17	13	13	—
Corporate and Other	(70)	(65)	*	(18)	(2)	*
Total Company	$1,309	$1,179	11%	$203	$187	9%	16%	16%	—
Less: Depreciation and amortization				44	47
Interest expense, net				176	161
Income tax expense				8	1
Net loss attributable to Holdings and Realogy				$(25)	$(22)
_______________

*	not meaningful

(a)
Includes the elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $70 million and $65 million during the three months ended June 30, 2012 and 2011, respectively.

(b)
EBITDA for the three months ended June 30, 2012 includes $2 million of restructuring costs. EBITDA for the three months ended June 30, 2011 includes $3 million of restructuring costs offset by the net benefit of $12 million of former parent legacy items.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues remained constant at 16% for the three months ended June 30, 2012 compared to the same period in 2011 primarily due to a $12 million increase in equity earnings related to our investment in PHH Home Loans and a $10 million decrease in other operating expenses for the Company Owned Real Estate Brokerage Services Segment offset by $15 million of incremental employee related costs and $10 million of incremental legal expenses.
On a segment basis, the Real Estate Franchise Services segment margin decreased 3 percentage points to 58% from 61%. The three months ended June 30, 2012 reflected increases in legal and employee related expenses partially offset by increases in franchisee royalty revenue due to an increase in homesale transactions. The Company Owned Real Estate Brokerage Services segment margin increased 3 percentage points to 8% from 5% in the prior period. The three months ended June 30, 2012 reflected an increase in the number of homesale transactions. The Relocation Services segment margin decreased 1 percentage point to 28% from 29% in the comparable prior period primarily due to flat revenues and higher employee related costs. The Title and Settlement Services segment margin remained constant at 13%.

Corporate and Other EBITDA for the three months ended June 30, 2012 decreased $16 million to negative $18 million primarily due to the absence of a net benefit of $12 million of former parent legacy items that occurred in the three months ended June 30, 2011 and $3 million of incremental employee related costs.
Real Estate Franchise Services
Revenues increased $10 million to $170 million and EBITDA increased $2 million to $99 million for the three months ended June 30, 2012 compared with the same period in 2011.
The increase in revenue was driven by a $7 million increase in third-party domestic franchisee royalty revenue due to a 9% increase in the number of homesale transactions along with a 6% increase in the average homesale price, partially offset by a lower net effective royalty rate as a result of our larger affiliates achieving higher volume levels. Marketing revenue and related expense decreased $3 million primarily due to lower television and online advertising spend during the second quarter of 2012 compared to the same period in 2011.
The increase in revenue was also attributable to a $6 million increase in royalties received from our Company Owned Real Estate Brokerage Services segment which pays royalties to our Real Estate Franchise Services segment. These intercompany royalties of $65 million and $59 million during the second quarter of 2012 and 2011, respectively, are eliminated in consolidation. See “Company Owned Real Estate Brokerage Services” for a discussion of the drivers related to this period over period revenue increase for the Real Estate Franchise Services segment.
The $2 million increase in EBITDA was principally due to the $13 million increase in royalty revenue discussed above and a $2 million reduction in bad debt expense, partially offset by a $10 million increase in legal expenses primarily due to a settlement of a legal matter and a $3 million increase in employee related expenses.
Company Owned Real Estate Brokerage Services
Revenues increased $110 million to $994 million and EBITDA increased $30 million to $78 million for the three months ended June 30, 2012 compared with the same period in 2011.
The increase in revenues, excluding REO revenues, of $114 million was due to increased commission income earned on homesale transactions which was primarily driven by a 13% increase in the number of homesale transactions while the average price of homes remained flat. We believe the 13% increase in homesale transactions was due to higher activity in the Midwest, New England and California markets and the flat average homesale price is reflective of industry trends in the markets we serve. Separately, revenues from our REO asset management company decreased by $4 million to $3 million in the three months ended June 30, 2012 compared to the same period in 2011 due to reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.
EBITDA increased $30 million due to:

•	$110 million increase in revenues discussed above;

•	a $12 million increase in equity earnings related to our investment in PHH Home Loans; and

•	a $10 million decrease in other operating expenses, net of inflation, primarily due to restructuring and cost-saving activities and employee costs.
These increases were partially offset by an $85 million increase in commission expenses paid to real estate agents as a result of the increase in revenues, a $6 million increase in royalties paid to the Real Estate Franchise Services segment and a $9 million increase in employee related costs. Commission expense as a percentage of gross commission income increased slightly compared to the same period in 2011, caused by the mix of business. Commission schedules are generally progressive to incentivize agents with higher levels of production.
Relocation Services
Revenues decreased $1 million to $109 million and EBITDA decreased $2 million to $30 million for the quarter ended June 30, 2012 compared with the same quarter in 2011.
The decrease in revenues was primarily driven by a $4 million decrease in at-risk revenue due to lower at-risk transaction volume and a $1 million decrease in financial income due to higher securitization interest expense as a result of the new Apple Ridge agreement during the second quarter of 2012 compared to 2011. The decrease was partially offset by a

$4 million increase in referral fees due to increased transaction volume and higher home values compared to the same quarter in 2011.
EBITDA decreased $2 million as a result of a $3 million increase in employee related costs, a $2 million increase in operating costs, primarily due to higher volume related staffing costs and the $1 million decrease in revenue discussed above. The increase in operating costs is higher than the change in revenues in the three months ended June 30, 2012 compared with the same quarter in 2011, primarily due to incremental staffing associated with the increase in initiations, where related revenues will be recognized in later periods as services are provided. These factors were partially offset by a $3 million reduction in costs for at-risk transactions due to lower volume and a $2 million net reduction in insurance loss reserves due to an improvement in claim activity.
Title and Settlement Services
Revenues increased $16 million to $106 million and EBITDA increased $2 million to $14 million for the quarter ended June 30, 2012 compared with the same quarter in 2011.
The increase in revenues was primarily driven by a $7 million increase in resale volume, a $5 million increase in underwriter revenue and a $4 million increase in refinancing transactions. Resale title and closing units increased 14% and refinance title and closing units increased 64% while average price per closing decreased 5% for the quarter ended June 30, 2012 compared with the same quarter in 2011. The decrease in the average price per closing unit was primarily due to a greater percentage of total closing units being derived from refinancing closings, which have a lower average price than resale closings.
EBITDA increased $2 million as a result of the increase in revenues partially offset by a $9 million increase in variable operating costs as a result of the increase in transaction volume, as well as $2 million of increased costs related to the expansion of the lender channel and a $2 million increase in employee related expenses.
Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2011
Our consolidated results comprised the following:

	Six Months Ended June 30,
	2012	2011	Change
Net revenues	$2,184	$2,010	$174
Total expenses (1)	2,410	2,270	140
Loss before income taxes, equity in earnings and noncontrolling interests	(226)	(260)	34
Income tax expense	15	2	13
Equity in earnings of unconsolidated entities	(25)	(4)	(21)
Net loss	(216)	(258)	42
Less: Net income attributable to noncontrolling interests	(1)	(1)	—
Net loss attributable to Holdings and Realogy	$(217)	$(259)	$42
_______________

(1)
Total expenses for the six months ended June 30, 2012 include $5 million of restructuring costs and $6 million related to the loss on the early extinguishment of debt, partially offset by a net benefit of $3 million of former parent legacy items. Total expenses for the six months ended June 30, 2011 include $5 million of restructuring costs and $60 million related to the 2011 Refinancing Transactions, partially offset by a net benefit of $14 million of former parent legacy items.

Net revenues increased $174 million (9%) for the six months ended June 30, 2012 compared with the six months ended June 30, 2011, principally due to an increase in revenues for the Real Estate Franchise Services segment and Company Owned Real Estate Brokerage Services segment due to higher homesale transaction volume.
Total expenses increased $140 million (6%) primarily due to:

1.	a $156 million increase in commission and other agent-related costs, operating, marketing and general and administrative expenses primarily related to:

•	a $113 million increase in commission expense for the Company Owned Real Estate Brokerage Services segment due to increased volume, $10 million in incremental employee related costs, and an $8 million increase in franchise fees paid to RFG partially offset by $21 million lower operating expenses primarily as a result of restructuring and cost-saving activities;

•
an increase in expenses for the Real Estate Franchise Service segment, primarily due to $13 million of incremental legal expenses, a $5 million increase in marketing expenses and $5 million of incremental employee related costs;

•	$6 million of incremental employee related costs for the Relocation Services segment and an increase in operating costs related to incremental staffing needs; and

•
an increase in variable operating expenses for the Title and Settlement segment of $15 million as a result of increases in resale, refinancing and underwriter volume and $3 million of incremental employee related costs.

The incremental employee related costs noted above was primarily due to $30 million of expense for the 2012 bonus plan which is in addition to $20 million of expense being recognized for the 2011-2012 retention plan whereas in the first half of 2011 only $21 million of expense was being recognized for the retention plan. As a result, during the first half of 2012, there is approximately $30 million of incremental employee related costs compared to the first half of 2011.

2.
a net increase in interest expense of $6 million as a result incremental interest related to the 2012 Senior Secured Notes Offering offset by the absence of $17 million of interest expense due to the de-designation of interest rate swaps and $7 million due to the write-off of financing costs as a result of the 2011 Refinancing Transactions which occurred in the first six months of 2011;

3.	a reduction in the net benefit of former parent legacy items of $11 million due to benefits received in 2011 that did not recur in 2012;

4.
offset by a decrease of $30 million related to the loss on the early extinguishment of debt which was $6 million for the six months ended June 30, 2012 compared to $36 million for the six months ended June 30, 2011.

The Company's provision for income taxes in interim periods is computed by applying its estimated annual effective tax rate against the income (loss) before income taxes for the period.  In addition, non-recurring or discrete items, including the increase in deferred tax liabilities associated with indefinite lived intangibles, are recorded during the period in which they occur.  No federal income tax benefit was recognized for the current period loss due to the recognition of a full valuation allowance for domestic operations.  Income tax expense for the six months ended June 30, 2012 was $15 million.  This expense included $12 million for an increase in deferred tax liabilities associated with indefinite-lived intangible assets and $3 million was recognized for foreign and state income taxes for certain jurisdictions.
Following is a more detailed discussion of the results of each of our reportable segments during the six months ended June 30, 2012 and 2011:

	Revenues (a)			EBITDA (b)			Margin
	2012	2011	% Change	2012	2011	% Change	2012	2011	Change
Real Estate Franchise Services	$299	$278	8%	$160	$159	1%	54%	57%	(3)
Company Owned Real Estate Brokerage Services	1,611	1,471	10	61	11	455	4	1	3
Relocation Services	197	197	—	34	42	(19)	17	21	(4)
Title and Settlement Services	194	173	12	16	14	14	8	8	—
Corporate and Other	(117)	(109)	*	(38)	(50)	*	32	46	(14)
Total Company	$2,184	$2,010	9%	$233	$176	32%	11%	9%	2
Less: Depreciation and amortization				89	93
Interest expense, net (c)				346	340
Income tax expense				15	2
Net loss attributable to Holdings and Realogy				$(217)	$(259)
_______________

*	not meaningful

(a)
Includes the elimination of transactions between segments, which consists of intercompany royalties and marketing fees paid by our Company Owned Real Estate Brokerage Services segment of $117 million and $109 million during the six months ended June 30, 2012 and 2011, respectively.

(b)
EBITDA for the six months ended June 30, 2012 includes $5 million of restructuring costs and $6 million related to the loss on the early extinguishment of debt, partially offset by a net benefit of $3 million of former parent legacy items. EBITDA for the six months ended June 30, 2011 includes $5 million of restructuring costs and $36 million related to the loss on the early extinguishment of debt, partially offset by a net benefit of $14 million of former parent legacy items.

(c)
Interest expense for the six months ended June 30, 2011 includes $24 million due to the de-designation of interest rate swaps and write-off of deferred financing costs as a result of the 2011 Refinancing Transactions.

As described in the aforementioned table, EBITDA margin for “Total Company” expressed as a percentage of revenues increased 2 percentage points for the six months ended June 30, 2012 compared to the same period in 2011 primarily due to improved margins at the Company Owned Real Estate Brokerage segment partially offset by $30 million of incremental employee related costs, $13 million of incremental legal expenses and a reduction in the net benefit of former parent legacy items of $11 million.
On a segment basis, the Real Estate Franchise Services segment margin decreased 3 percentage points to 54% from 57%. The six months ended June 30, 2012 reflected increases in franchisee royalty revenue due to an increase in homesale transactions offset by the timing of marketing spend into the first half of 2012 for Century 21 advertising that took place during Super Bowl XLVI and increases in legal expenses and employee related expenses. The Company Owned Real Estate Brokerage Services segment margin increased 3 percentage points to 4% from 1% in the prior period. The six months ended June 30, 2012 reflected an increase in the number of homesale transactions offset by a 1% decrease in average homesale price. The Relocation Services segment margin decreased 4 percentage points to 17% from 21% in the comparable prior period primarily due to flat revenues and incremental employee related costs. The Title and Settlement Services segment margin remained flat at 8% percentage points due to increases in revenue and related variable operating costs as well as incremental employee related costs.
Corporate and Other EBITDA for the six months ended June 30, 2012 improved $12 million to negative $38 million from negative $50 million primarily due to a $30 million reduction in the loss on the early extinguishment of debt which was $6 million as a result of the 2012 Senior Secured Notes Offering compared to $36 million as a result of the 2011 Refinancing Transactions partially offset by a reduction in the net benefit of former parent legacy items of $11 million and incremental employee related costs of $4 million during the first half of 2012.
Real Estate Franchise Services
Revenues increased $21 million to $299 million and EBITDA increased $1 million to $160 million for the six months ended June 30, 2012 compared with the same period in 2011.
The increase in revenue was driven by a $9 million increase in third-party domestic franchisee royalty revenue due to an 8% increase in the number of homesale transactions along with a 4% increase in the average homesale price, partially offset by a lower net effective royalty rate as a result of our larger affiliates achieving higher volume levels. In addition, marketing revenue and related marketing expenses increased $4 million and $5 million, respectively, primarily due to the timing of advertising spend for Century 21 compared to the same period in 2011.
The increase in revenue was also attributable to an $8 million increase in royalties received from our Company Owned Real Estate Brokerage Services segment which pays royalties to our Real Estate Franchise Services segment. These intercompany royalties of $109 million and $101 million during the first half of 2012 and 2011, respectively, are eliminated in consolidation. See “Company Owned Real Estate Brokerage Services” for a discussion of the drivers related to this period over period revenue increase for the Real Estate Franchise Services segment.
The $1 million increase in EBITDA was principally due to the $17 million increase in royalty revenues noted above and a $3 million decrease in operating expenses partially offset by $13 million of legal expenses due to the settlement of a legal matter and other incremental legal expenses, a $5 million increase in employee related costs and a net $1 million decrease in EBITDA due to marketing activities.
Company Owned Real Estate Brokerage Services
Revenues increased $140 million to $1,611 million and EBITDA increased $50 million to $61 million for the six months ended June 30, 2012 compared with the same period in 2011.
The increase in revenues, excluding REO revenues, of $147 million was due to increased commission income earned on homesale transactions which was primarily driven by an 11% increase in the number of homesale transactions, partially offset by a 1% decrease in average price of homes sold. We believe the 11% increase in homesale transactions and 1%

decrease in the average price of homes sold is reflective of industry trends in the markets we serve. Separately, revenues from our REO asset management company decreased by $7 million to $7 million in the six months ended June 30, 2012 compared to the same period in 2011 due to reduced inventory levels of foreclosed properties being made available for sale. Our REO operations facilitate the maintenance and sale of foreclosed homes on behalf of lenders.
EBITDA increased $50 million due to:

•	$140 million increase in revenues discussed above;

•	a $22 million increase in equity earnings related to our investment in PHH Home Loans; and

•	a $21 million decrease in other operating expenses, net of inflation, primarily due to restructuring and cost-saving activities and employee costs.
These increases were partially offset by an $113 million increase in commission expenses paid to real estate agents as a result of the increase in revenues, a $10 million increase in employee related costs, a $8 million increase in royalties paid to the Real Estate Franchise Services segment and a $2 million increase in marketing expenses due to increased transaction volume. Commission expense as a percentage of gross commission income increased slightly compared to the same period in 2011, caused by the mix of business. Commission schedules are generally progressive to incentivize agents with higher levels of production.
Relocation Services
Revenues remained flat at $197 million and EBITDA decreased $8 million to $34 million for the six months ended June 30, 2012 compared with the same quarter in 2011.
Revenue remained flat primarily due to a $5 million increase in referral fees due to increased transaction volume and higher home values, $2 million of higher international revenue due to increased transaction volume offset by a $5 million decrease in at-risk revenue driven by lower at-risk transaction volume and a $2 million decrease in financial income due to higher securitization interest expense as a result of the new Apple Ridge agreement. The increase in referral revenue year over year was slightly lower than the increase in referral volume due to a shift in mix of business.
EBITDA decreased $8 million as a result of a $6 million increase in operating costs driven by higher volume. The increase in operating costs is higher than the change in revenues in the six months ended June 30, 2012 compared with the same period in 2011, primarily due to incremental staffing associated with the increase in initiations, where related revenues will be recognized in later periods as services are provided. EBITDA was further impacted by a $6 million increase in employee related costs, partially offset by a reduction in costs of $4 million for at-risk transactions due to lower at-risk transaction volume and a $2 million net reduction in insurance loss reserves due to an improvement in claim activity.
Title and Settlement Services
Revenues increased $21 million to $194 million and EBITDA increased $2 million to $16 million for the six months ended June 30, 2012 compared with the same period in 2011.
The increase in revenues was primarily driven by a $10 million increase in resale volume, a $6 million increase in underwriter revenue and a $4 million increase in refinancing transactions. Resale title and closing units increased 12% and refinance title and closing units increased 44% while average price per closing decreased 7% for the six months ended June 30, 2012 compared with the same period in 2011. The decrease in the average price per closing unit was primarily due to a greater percentage of total closing units being derived from refinance closings, which have a lower average price than resale closings.
EBITDA increased as a result of the increase in revenues partially offset by an increase of $13 million in variable operating costs due to an increase in volume, as well as, $2 million of increased costs related to the expansion of the lender channel and $3 million of incremental employee related costs.
2012 Restructuring Program
During the first six months of 2012, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities. The Company currently expects to incur restructuring charges of $10 million in 2012. As of June 30, 2012, the Company Owned Real Estate Brokerage Services recognized $2 million of personnel related expense and $1 million of facility related expenses. The Relocation Services and the Title and Settlement Services segments each recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability is $2 million.
2011 Restructuring Program
During 2011, the Company committed to various initiatives targeted principally at reducing costs, enhancing organizational efficiencies and consolidating existing facilities.  The Company incurred restructuring charges of $11 million in 2011. The Company Owned Real Estate Brokerage Services segment recognized $5 million of facility related expenses and $4 million of personnel related expenses. The Relocation Services segment recognized $1 million of personnel related expense and the Title and Settlement Services segment recognized $1 million of facility related expenses. At June 30, 2012, the remaining liability is $2 million.
Prior Restructuring Programs
The Company committed to restructuring activities targeted principally at reducing personnel related costs and consolidating facilities during 2006 through 2010. At December 31, 2011, the remaining liability for these various restructuring activities was $17 million. During the three months ended June 30, 2012, the Company utilized $4 million of the remaining accrual resulting in a remaining liability of $13 million related to future lease payments.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
FINANCIAL CONDITION

	June 30, 2012	December 31, 2011	Change
Total assets	$7,822	$7,810	$12
Total liabilities	$9,543	$9,318	$225
Total equity (deficit)	$(1,721)	$(1,508)	$(213)
For the six months ended June 30, 2012, total assets increased $12 million primarily as a result of a $41 million increase in relocation receivables, a $27 million increase in trade receivables and a $13 million increase in other non-current assets, partially offset by a decrease in franchise agreements intangible assets, other intangibles and property and equipment of $34 million, $21 million and $14 million, respectively, due to amortization and depreciation.
Total liabilities increased $225 million principally due to a $185 million increase in indebtedness. Accrued expenses and other current liabilities increased $63 million, primarily due to an increase in accrued interest of $18 million, an increase in accrued debt financing costs of $14 million related to the 2012 Senior Secured Note Offering as well as an increase in accounts payable of $30 million. These increases were partially offset by a $60 million decrease in securitization obligations.
Total equity (deficit) decreased $213 million primarily due to the net loss attributable to Holdings and Realogy of $217 million for the six months ended June 30, 2012.
LIQUIDITY AND CAPITAL RESOURCES
On June 8, 2012, Holdings filed a registration statement on Form S-1 with the SEC relating to a proposed initial public offering of shares of Common Stock. If the initial public offering is consummated, all of the outstanding Convertible Notes would be either converted into shares of Common Stock or redeemed at 90% of the principal thereof. Holders of approximately $2.0 billion principal amount of the Convertible Notes have indicated that they intend to convert all of their Convertible Notes substantially concurrently with the closing of the offering. In addition, we expect to use substantially all of the net proceeds from the offering to repay other outstanding indebtedness. The following discussion assumes that the initial public offering of Common Stock is not consummated.
Our liquidity position has been negatively affected by the substantial interest expense on our debt obligations as well as the impact of the significant and prolonged downturn in the real estate market, which have resulted in negative operating cash flows to the Company. While we believe that we are experiencing the beginning of a recovery in the residential real estate market, our liquidity position is expected to continue to be negatively affected by the interest expense on our debt obligations. Moreover, we are not certain whether the improvement we have seen in the residential real estate market will lead to a sustained recovery and cannot predict when this market will return to a period of sustainable growth. If a recovery in the residential real estate market is not sustained or is delayed or the economy as a whole does not improve or deteriorates, we may experience further adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business. Our liquidity position would also be adversely impacted by our inability to access our relocation securitization programs and could be adversely impacted by our inability to access the capital markets. In addition, our short-term liquidity position from time to time has been and may continue to be negatively affected by seasonal fluctuations in the residential real estate brokerage business.
Our primary liquidity needs are to service our debt and finance our working capital and capital expenditures, which we have historically satisfied with cash flows from operations and funds available under our revolving credit facilities and securitization facilities. Primarily as a consequence of our cash interest obligations, we expect to experience negative cash flows during the next twelve months given our operating environment. However, if conditions in the real estate market do not deteriorate, given our availability under our extended revolving credit facility and other sources of liquidity which we believe are available to us, we believe we will be able to meet our cash flow needs through June 30, 2013.
Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, interest payments of approximately $215 million are due on our Unsecured Notes and Second Lien Loans in October and April of each year. Because of this asymmetry and the size of our cash interest obligations, if unfavorable conditions in the real estate market and general macroeconomic conditions do not significantly improve or our total indebtedness is not materially reduced, we would be required to seek additional sources of working capital for our future liquidity needs, including obtaining additional financing and deferring or reducing spending. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations or that we would be able to obtain financing on acceptable terms or at all.
We will continue to evaluate potential financing transactions, including issuing equity securities, refinancing certain tranches of our indebtedness, issuing incremental debt, obtaining incremental letters of credit and extending maturities as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all. In addition, the conversion of all or a portion of our approximately $2.1 billion in outstanding Convertible Notes into equity at the option of the holders thereof would increase our liquidity, although the holders of the Convertible Notes are not obligated to do so.
Future indebtedness may impose various additional restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Our ability to make payments to fund working capital, capital expenditures, debt service, and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.
Cash Flows
At June 30, 2012, we had $138 million of cash and cash equivalents, a decrease of $5 million compared to the balance of $143 million at December 31, 2011. The following table summarizes our cash flows for the six months ended June 30, 2012 and 2011:

	Six Months Ended June 30,
	2012	2011	Change
Cash provided by (used in):
Operating activities	$(93)	$(194)	$101
Investing activities	(30)	(24)	(6)
Financing activities	118	179	(61)
Effects of change in exchange rates on cash and cash equivalents	—	1	(1)
Net change in cash and cash equivalents	$(5)	$(38)	$33

For the six months ended June 30, 2012, we utilized $101 million less cash in operations compared to the same period in 2011. For the six months ended June 30, 2012, $93 million of cash was used in operating activities primarily due to negative cash flows from operating results of $125 million after $320 million of cash interest payments as well as an increase in trade receivables and relocation receivables of $27 million and $41 million, respectively, partially offset by an increase in accounts payable, accrued expenses and other liabilities of $82 million. For the six months ended June 30, 2011, $194 million of cash was used in operating activities due to negative cash flows from operating results of $121 million after $287 million of cash interest payments as well as an increase in trade receivables and relocation receivables of $32 million and $41 million, respectively.
For the six months ended June 30, 2012, we used $6 million more cash for investing activities compared to the same period in 2011. For the six months ended June 30, 2012, $30 million of cash was used for $19 million of property and equipment additions, $4 million of acquisition related payments, a $3 million increase in restricted cash and the purchase of certificates of deposit for $4 million. For the six months ended June 30, 2011, $24 million of cash was used in investing activities primarily due to $25 million of property and equipment additions, $4 million of acquisition related payments partially offset by net proceeds from certificates of deposit of $9 million.
For the six months ended June 30, 2012, $61 million less cash was provided from financing activities compared to the same period in 2011. For the six months ended June 30, 2012, $118 million of cash was provided as a result of the issuance of $593 million of First Lien Notes and $325 million of First and a Half Lien Notes partially offset by $640 million of term loan facility repayments, the repayment of revolver borrowings of $94 million and $61 million of securitization obligation repayments. For the six months ended June 30, 2011, $179 million of cash was provided by financing activities and was comprised of $700 million of proceeds from the issuance of the First and a Half Lien Notes, $98 million related to the proceeds from the extension of the term loan facility and an increase in incremental revolver borrowings of $125 million, partially offset by $703 million of term loan facility repayments and the payment of $34 million of debt issuance costs.
Adjusted Free Cash Flow
We define “Adjusted Free Cash Flow” as cash flows from operating activities less property and equipment additions and changes in relocation receivables and advances. The changes in relocation receivables and advances are removed from the Adjusted Free Cash Flow calculation as the change in these assets corresponds with the change in our securitization obligations included in cash flows from financing activities. We use Adjusted Free Cash Flow as a measure of liquidity because it assists us in assessing our ability to reduce our indebtedness through our generation of cash. We believe Adjusted Free Cash Flow is useful to an investor in evaluating our liquidity because Adjusted Free Cash Flow and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company's liquidity without regard to revenue and expense recognition, which can vary depending upon accounting methods. Although we use Adjusted Free Cash Flow as a liquidity measure to assess our ability to reduce our indebtedness through our generation of cash, the use of Adjusted Free Cash Flow has important limitations, including that: (1) Adjusted Free Cash Flow does not reflect the cash requirements necessary to service principal payments on our indebtedness; and (2) Adjusted Free Cash Flow removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts. Adjusted Free Cash Flow may be calculated differently by other companies, including other companies in our industry, limiting its usefulness as a comparative measure. Adjusted Free Cash Flow should not be considered in isolation or as a substitute to cash flows from operating activities determined in accordance with GAAP and should be assessed alongside other liquidity measures, including various cash flow metrics and our other GAAP results.
A reconciliation of net cash used in operating activities to Adjusted Free Cash Flow is set forth in the following table:

	Six Months Ended June 30,
	2012	2011
Net cash used in operating activities	$(93)	$(194)
Less property and equipment additions	(19)	(25)
Less relocation receivables and advances	(41)	(41)
Adjusted Free Cash Flow	$(33)	$(128)

Financial Obligations
Indebtedness Table
As of June 30, 2012, the total capacity, outstanding borrowings and available capacity under the Company’s borrowing arrangements were as follows:

	Interest Rate	Expiration Date	Total Capacity	Outstanding Borrowings	Available Capacity
Senior Secured Credit Facility:
Extended revolving credit facility (1)	(2)	April 2016	$363	$109	$165
Extended term loan facility	(3)	October 2016	1,822	1,822	—
First Lien Notes	7.625%	January 2020	593	593	—
Existing First and a Half Lien Notes	7.875%	February 2019	700	700	—
New First and a Half Lien Notes	9.00%	January 2020	325	325	—
Second Lien Loans	13.50%	October 2017	650	650	—
Other bank indebtedness (4)		Various	108	105	3
Existing Notes:
Senior Notes	10.50%	April 2014	64	64	—
Senior Toggle Notes (5)	11.00%	April 2014	41	41	—
Senior Subordinated Notes (6)	12.375%	April 2015	190	188	—
Extended Maturity Notes:
Senior Notes (7)	11.50%	April 2017	492	489	—
Senior Notes (8)	12.00%	April 2017	130	129	—
Senior Subordinated Notes	13.375%	April 2018	10	10	—
Convertible Notes	11.00%	April 2018	2,110	2,110	—
Securitization obligations: (9)
Apple Ridge Funding LLC		December 2013	400	245	155
Cartus Financing Limited (10)		Various	63	22	41
			$8,061	$7,602	$364
_______________

(1)
The available capacity under this facility was reduced by $89 million of outstanding letters of credit. On August 6, 2012, the Company had $150 million outstanding on the extended revolving credit facility and $89 million of outstanding letters of credit, leaving $124 million of available capacity.

(2)
Interest rates with respect to revolving loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 3.25% or (b) JPMorgan Chase Bank, N.A., prime rate ("ABR") plus 2.25% in each case subject to reductions based on the attainment of certain leverage ratios.

(3)
Interest rates with respect to term loans under the senior secured credit facility are based on, at Realogy’s option, (a) adjusted LIBOR plus 4.25% or (b) the higher of the Federal Funds Effective Rate plus 1.75% and JPMorgan Chase Bank, N.A.’s prime rate (“ABR”) plus 3.25%.

(4)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility: $5 million due in August 2012, $50 million due in January 2013 and $50 million due in July 2013.

(5)	On April 16, 2012, the Company redeemed $11 million principal amount of the outstanding Senior Toggle Notes.

(6)	Consists of $190 million of 12.375% Senior Subordinated Notes due 2015, less a discount of $2 million.

(7)	Consists of $492 million of 11.50% Senior Notes due 2017, less a discount of $3 million.

(8)	Consists of $130 million of 12.00% Senior Notes due 2017, less a discount of $1 million.

(9)	Available capacity is subject to maintaining sufficient relocation related assets to collateralize these securitization obligations.

(10)	Consists of a £35 million facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012.

Indebtedness Incurred in Connection with the Merger and Subsequent Debt Transactions
Realogy incurred indebtedness in 2007 in connection with the Merger, which included borrowings under Realogy's senior secured credit facility (the “Senior Secured Credit Facility”) and the issuance of unsecured notes. Realogy borrowed an initial amount of $3,170 million term loan facility under the Senior Secured Credit Facility (consisting of $1,950 million initial term loan facility and a $1,220 million delayed draw term loan facility) with original maturity dates of October 2013. The $1,950 million initial term loan facility was used by Realogy to finance a part of the Merger, including, without limitation, payment of fees and expenses contemplated thereby. In addition, Realogy used the $1,220 million delayed draw term loan facility to finance the refinancing or discharge of Realogy's previously existing senior notes, including, without limitation, the payment of fees and expenses. Realogy issued an original aggregate principal amount of $3,125 million of unsecured notes with maturity dates in 2014 and 2015 (the "Existing Notes") to finance a part of the Merger, including, without limitation, payment of fees and expenses.
In 2009, 2011 and 2012, Realogy completed various debt transactions, which are detailed below, that resulted in the following: (1) additional flexibility with respect to compliance with Realogy's senior secured leverage ratio under our senior secured credit facility; (2) the extension of the maturities of certain portions of our indebtedness; (3) additional liquidity to fund operations; and (4) the issuance of $2,110 million of Convertible Notes.
In September and October 2009, Realogy incurred $650 million of Second Lien Loans (the "Second Lien Loans") under the Senior Secured Credit Facility, the net proceeds of which were used to pay down outstanding balances on the revolving credit facility under the Senior Secured Credit Facility and for working capital as well as to exchange $150 million of Second Lien Loans for $221 million aggregate principal amount of outstanding Senior Toggle Notes.
In January and February of 2011, Realogy completed a series of transactions, referred to herein as the “2011 Refinancing Transactions,” to refinance portions of its Senior Secured Credit Facility and the Existing Notes.
On January 5, 2011, Realogy completed private exchange offers, relating to its then outstanding Existing Notes (the “Debt Exchange Offering”). As a result of the Debt Exchange Offering, $2,110 million of Existing Notes were tendered for Convertible Notes due 2018, $632 million of Existing Notes due 2014 and 2015 were tendered for Extended Maturity Notes due 2017 and 2018 and $303 million of Existing Notes remained outstanding.
Effective February 3, 2011, we entered into a first amendment to our senior secured credit facility (the “Senior Secured Credit Facility Amendment”) and an incremental assumption agreement, which resulted in the following: (i) extended the maturity of a significant portion of our first lien term loans to October 10, 2016; (ii) extended the maturity of a significant portion of the loans and commitments under our revolving credit facility to April 10, 2016, and converted a portion of the extended revolving loans to extended term loans ($98 million in the aggregate); (iii) extended the maturity of a significant portion of the commitments under our synthetic letter of credit facility to October 10, 2016; and (iv) allowed for the issuance of First and a Half Lien Notes, which would not be counted as senior secured debt for purposes of determining the Company's compliance with the senior secured leverage ratio covenant under the Senior Secured Credit Facility.
On February 3, 2011, the Company issued $700 million aggregate principal amount of Existing First and a Half Lien Notes due 2019 in a private offering exempt from the registration requirements of the Securities Act, the net proceeds of which, along with cash on hand, were used to prepay $700 million of certain of the first lien term loans that were extended in connection with the Senior Secured Credit Facility Amendment.
On February 2, 2012, Realogy issued $593 million of First Lien Notes due 2020 and $325 million of New First and a Half Lien Notes due 2020 in a private offering exempt from the registration requirements of the Securities Act, referred to herein as the “2012 Senior Secured Notes Offering.” The Company used the proceeds from the offering, of approximately $918 million, to: (i) prepay $629 million of its non-extended term loan borrowings under its senior secured credit facility which were due to mature in October 2013, (ii) repay all of the $133 million in outstanding borrowings under its non-extended revolving credit facility which was due to mature in April 2013, and (iii) repay $156 million of the outstanding borrowings under its extended revolving credit facility. In conjunction with the repayments of $289 million described in clauses (ii) and (iii), the Company reduced the commitments under its non-extended revolving credit facility by a like amount, thereby terminating the non-extended revolving credit facility.
***

Senior Secured Credit Facility
The Senior Secured Credit Facility consists of (i) term loan facilities, (ii) revolving credit facilities, (iii) a synthetic letter of credit facility (the facilities described in clauses (i), (ii) and (iii), as amended by the Senior Secured Credit Facility Amendment, collectively referred to as the “First Lien Facilities”), and (iv) an incremental (or accordion) loan facility, a portion of which as summarized above was utilized in connection with the incurrence of Second Lien Loans. Realogy uses the revolving credit facility for, among other things, working capital and other general corporate purposes.
The loans under the First Lien Facilities (the “First Lien Loans”) are secured to the extent legally permissible by substantially all of the assets of Realogy, Intermediate and all of their domestic subsidiaries other than certain excluded subsidiaries, including but not limited to (i) a first-priority pledge of substantially all capital stock held by Realogy or any subsidiary guarantor (which pledge, with respect to obligations in respect of the borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary), and (ii) perfected first-priority security interests in substantially all tangible and intangible assets of Realogy and each subsidiary guarantor, subject to certain exceptions.
The Second Lien Loans are secured by liens on the assets of Realogy, Intermediate and by the subsidiary guarantors that secure the First Lien Loans. However, such liens are junior in priority to the First Lien Loans, the First Lien Notes and the First and a Half Lien Notes. The Second Lien Loans bear interest at a rate of 13.50% per year and interest payments are payable semi-annually with the first interest payment made on April 15, 2010. The Second Lien Loans mature on October 15, 2017 and there are no required amortization payments. Subject to certain limitations set forth in our senior secured credit facility, we may prepay the Second Lien Loans on or prior to October 15, 2012 at par plus a make-whole payment with respect to all interest that would accrue through October 15, 2012 in respect of the principal amount of Second Lien Loans to be prepaid, and thereafter, until October 15, 2013, we may prepay the Second Lien Loans at par plus a prepayment fee in an amount equal to 10.125% of the principal amount of Second Lien Loans to be prepaid. There are no prepayment fees payable in connection with prepayments of the Second Lien Loans following October 15, 2013.
The senior secured credit facility also provides for a synthetic letter of credit facility which is for: (i) the support of Realogy’s obligations with respect to Cendant contingent and other liabilities assumed under the Separation and Distribution Agreement and (ii) general corporate purposes in an amount not to exceed $100 million. The synthetic letter of credit facility capacity is $186 million at June 30, 2012, of which $43 million will expire in October 2013 and $143 million will expire in October 2016. As of June 30, 2012, the capacity was being utilized by a $70 million letter of credit with Cendant for any remaining potential contingent obligations and $100 million of letters of credit for general corporate purposes.
Realogy’s senior secured credit facility contains financial, affirmative and negative covenants and requires Realogy to maintain a senior secured leverage ratio not to exceed a maximum amount on the last day of each fiscal quarter. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and is calculated on a “pro forma” basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage covenant. Total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets pari passu or junior in priority to the liens securing the First and a Half Lien Notes, including the Second Lien Loans, our securitization obligations or the unsecured notes. At June 30, 2012, Realogy’s senior secured leverage ratio was 4.08 to 1.0.
Realogy has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Intermediate equity for cash, which would be infused as capital into Realogy. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If Realogy is unable to maintain compliance with the senior secured leverage ratio and fails to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit facility. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.
If an event of default occurs under the senior secured credit facility, and Realogy fails to obtain a waiver from the lenders, Realogy’s financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to Realogy;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	could require Realogy to apply all of its available cash to repay these borrowings; or

•	could prevent Realogy from making payments on the First and a Half Lien Notes or the unsecured notes;
any of which could result in an event of default under the First and a Half Lien Notes, the unsecured notes and the Company’s Apple Ridge Funding LLC securitization program.
If Realogy were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to secure the senior secured credit facility, which assets also secure our other secured indebtedness. Realogy has pledged the majority of its assets as collateral to secure such indebtedness. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings, then Realogy may not have sufficient assets to repay the senior secured credit facility and its other indebtedness, including the First Lien Notes, the First and a Half Lien Notes, the Second Lien Loans and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if Realogy is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to Realogy.
First Lien Notes
The $593 million of First Lien Notes are senior secured obligations of Realogy and mature on January 15, 2020. The First Lien Notes bear interest at a rate of 7.625% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment was July 15, 2012). The First Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the Senior Secured Credit Facility and certain of Realogy's outstanding securities. The First Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First Lien Notes are secured by the same collateral as the Company’s existing secured obligations under its Senior Secured Credit Facility. The priority of the collateral liens securing the First Lien Notes is (i) equal to the collateral liens securing the Company's first lien obligations under the Senior Secured Credit Facility, (ii) senior to the collateral liens securing the Company’s other secured obligations not secured by a first priority lien, including the First and a Half Lien Notes and the Second Lien Loans.
First and a Half Lien Notes
The First and a Half Lien Notes are senior secured obligations of the Company. The $700 million of Existing First and a Half Lien Notes mature on February 15, 2019 and bear interest at a rate of 7.875% per annum, payable semiannually on February 15 and August 15 of each year. The New First and a Half Lien Notes mature on January 15, 2020. The $325 million of New First and a Half Lien Notes bear interest at a rate of 9.0% per annum and interest is payable semiannually on January 15 and July 15 of each year (the first interest payment date was July 15, 2012). The First and a Half Lien Notes are guaranteed on a senior secured basis by Intermediate and each domestic subsidiary of Realogy that is a guarantor under the Senior Secured Credit Facility and certain of Realogy's outstanding securities. The First and a Half Lien Notes are also guaranteed by Holdings, on an unsecured senior subordinated basis. The First and a Half Lien Notes are secured by the same collateral as the Company’s existing secured obligations under its Senior Secured Credit Facility, but the priority of the collateral liens securing the First and a Half Lien Notes is (i) junior to the collateral liens securing the Company’s first lien obligations under its Senior Secured Credit Facility and the First Lien Notes, and (ii) senior to the collateral liens securing the Second Lien Loans. The priority of the collateral liens securing each series of the First and a Half Lien Notes is equal to one another.
Other Bank Indebtedness
Realogy has separate revolving U.S. credit facilities under which it could borrow up to $100 million at June 30, 2012 and $125 million at December 31, 2011 and a separate U.K. credit facility under which it could borrow up to £5 million ($8 million) at June 30, 2012 and December 31, 2011. These facilities are not secured by assets of Realogy or any of its subsidiaries but are supported by letters of credit issued under the senior secured credit facility, including the synthetic letter of credit facility. The facilities generally have a one-year term with certain options for renewal. As of June 30, 2012, Realogy had outstanding borrowings of $105 million under these credit facilities. Realogy has $5 million outstanding on an $8 million capacity facility which expires in August 2012, $50 million due in January 2013 and $50 million due in July 2013. For the six months ended June 30, 2012 and June 30, 2011, the weighted average interest rate under the U.S. credit facilities was 2.9% with interest payable either monthly or quarterly.

Unsecured Notes
On April 10, 2007, Realogy issued in a private placement $1,700 million of Senior Notes due 2014, $550 million of Senior Toggle Notes due 2014 and $875 million of Senior Subordinated Notes due 2015. On February 15, 2008, Realogy completed an exchange offer to register the privately placed notes under the Securities Act. The registration statement was filed on Form S-4 (File No. 333-148153 declared effective by the SEC on January 9, 2008). The term "Existing Notes" refers to the privately placed notes and the exchange notes. On January 5, 2011, Realogy settled the Debt Exchange Offering to exchange its Existing Senior Notes and the 12.375% Senior Subordinated Notes for the Extended Maturity Notes and the Convertible Notes. On the settlement date of the Debt Exchange Offering, Realogy issued (i) $492 million aggregate principal amount of 11.50% Senior Notes, (ii) $130 million aggregate principal amount of 12.00% Senior Notes and (iii) $10 million aggregate principal amount of 13.375% Senior Subordinated Notes.
The 10.5% Senior Notes mature on April 15, 2014 and bear interest payable semiannually on April 15 and October 15 of each year. The 11.50% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year.
The Senior Toggle Notes mature on April 15, 2014. Interest is payable semiannually on April 15 and October 15 of each year. For any interest payment period after the initial interest payment period and through October 15, 2011, Realogy had the option to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing Senior Toggle Notes (“PIK Interest”), or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at a rate of 11.00% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus 0.75%. Beginning with the interest period which ended October 2008 through the interest period which ended April 2011, Realogy elected to satisfy its interest payment obligations by issuing additional Senior Toggle Notes. Realogy elected to pay Cash Interest for the interest period commencing April 15, 2011 and is required to make all future interest payments on the Senior Toggle Notes entirely in cash until they mature.
Realogy would be subject to certain interest deduction limitations if the Senior Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, Realogy is required to redeem for cash a portion of each Senior Toggle Note outstanding on April 15, 2012 for the periods that Realogy elected to pay PIK Interest. As a result, on April 16, 2012, Realogy redeemed $11 million principal amount of the outstanding Senior Toggle Notes.
The 12.00% Senior Notes mature on April 15, 2017 and bear interest payable semiannually on April 15 and October 15 of each year. The 12.375% Senior Subordinated Notes mature on April 15, 2015 and bear interest payable semiannually on April 15 and October 15 of each year. The 13.375% Senior Subordinated Notes mature on April 15, 2018 and bear interest payable on April 15 and October 15 of each year.
The Senior Notes are guaranteed on an unsecured senior basis, and the Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis, in each case, by each domestic subsidiary of Realogy that is a guarantor under the senior secured credit facility or certain of Realogy's outstanding securities. The Senior Notes are guaranteed by Holdings on an unsecured senior subordinated basis and the Senior Subordinated Notes are guaranteed by Holdings on an unsecured junior subordinated basis.
On June 24, 2011, Realogy completed offers of exchange notes for Extended Maturity Notes issued in the Debt Exchange Offering. The term “exchange notes” refers to the 11.50% Senior Notes due 2017, the 12.00% Senior Notes due 2017 and the 13.375% Senior Subordinated Notes due 2018, all as registered under the Securities Act, pursuant to a Registration Statement on Form S-4 (File No. 333-173254 declared effective by the SEC on May 20, 2011). Each series of the exchange notes are substantially identical in all material respects to the Extended Maturity Notes of the applicable series issued in the Debt Exchange Offering (except that the new registered exchange notes do not contain terms with respect to additional interest or transfer restrictions). Unless the context otherwise requires, the term “Extended Maturity Notes” refers to the exchange notes.
Convertible Notes
The Series A Convertible Notes, Series B Convertible Notes and Series C Convertible Notes mature on April 15, 2018 and bear interest at a rate per annum of 11.00% payable semiannually on April 15 and October 15 of each year. The Convertible Notes are convertible into Common Stock at any time prior to April 15, 2018. The Series A Convertible Notes and Series B Convertible Notes are initially convertible into 975.6098 shares of Common Stock per $1,000 aggregate principal amount of Series A Convertible Notes and Series B Convertible Notes, which is equivalent to an initial conversion price of approximately $1.025 per share, and the Series C Convertible Notes are initially convertible into 926.7841 shares of Common Stock per $1,000 aggregate principal amount of Series C Convertible Notes, which is equivalent to an initial conversion price of approximately $1.079 per share, subject to adjustment if specified distributions to holders of the Common Stock are made or specified corporate transactions occur, in each case as set forth in the indenture governing the Convertible Notes. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by each of Realogy’s existing and future U.S. subsidiaries that is a guarantor under the senior secured credit facility or that guarantees certain other indebtedness in the future, subject to certain exceptions. The Convertible Notes are guaranteed on an unsecured junior subordinated basis by Holdings.
Following a Qualified Public Offering, Realogy may, at its option, redeem the Convertible Notes, in whole or in part, at a redemption price, payable in cash, equal to 90% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest.
On March 21, 2012, the SEC declared effective a Registration Statement on Form S-1 (File No. 333-179896) of Holdings and Realogy, which included the effectiveness of a Post-Effective Amendment to the registration statement initially declared effective on June 16, 2011. The Registration Statement registers for resale the outstanding Convertible Notes and the Common Stock of Holdings issuable upon conversion of the Convertible Notes. Offers and sales of the Convertible Notes and Common Stock may be made by selling securityholders named in the registration statement pursuant to the related prospectus, as amended or supplemented from time to time.
Loss on the Early Extinguishment of Debt and Write-Off of Deferred Financing Costs
As a result of the 2012 Senior Secured Notes Offering, the Company recorded a loss on the early extinguishment of debt of $6 million during the six months ended June 30, 2012.
As a result of the 2011 Refinancing Transactions, the Company recorded a loss on the early extinguishment of debt of $36 million and wrote off deferred financing costs of $7 million to interest expense as a result of debt modifications during the six months ended June 30, 2011.
Securitization Obligations
Realogy has secured obligations through Apple Ridge Funding LLC, a securitization program with a borrowing capacity of $400 million and expiration date of December 2013.
In 2010, Realogy, through a special purpose entity, Cartus Financing Limited, entered into agreements providing for a £35 million revolving loan facility which expires in August 2015 and a £5 million working capital facility which expires in August 2012. These Cartus Financing Limited facilities are secured by relocation assets of a U.K. government contract in a special purpose entity and are therefore classified as permitted securitization financings as defined in Realogy’s senior secured credit facility and the indentures governing the Unsecured Notes.
The Apple Ridge entities and Cartus Financing Limited entity are consolidated special purpose entities that are utilized to securitize relocation receivables and related assets. These assets are generated from advancing funds on behalf of clients of Realogy’s relocation business in order to facilitate the relocation of their employees. Assets of these special purpose entities are not available to pay Realogy’s general obligations. Under the Apple Ridge program, provided no termination or amortization event has occurred, any new receivables generated under the designated relocation management agreements are sold into the securitization program and as new eligible relocation management agreements are entered into, the new agreements are designated to the program. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness. The occurrence of a trigger event under the Apple Ridge securitization facility could restrict our ability to access new or existing funding under this facility or result in termination of the facility, either of which would adversely affect the operation of our relocation business.
Certain of the funds that the Company receives from relocation receivables and related assets must be utilized to repay securitization obligations. These obligations were collateralized by $393 million and $366 million of underlying relocation receivables and other related relocation assets at June 30, 2012 and December 31, 2011, respectively. Substantially all relocation related assets are realized in less than twelve months from the transaction date. Accordingly, all of the

Company’s securitization obligations are classified as current in the accompanying Condensed Consolidated Balance Sheets.
Interest incurred in connection with borrowings under these facilities amounted to $2 million and $4 million for the three and six months ended June 30, 2012, respectively and $2 million and $3 million for the three and six months ended June 30, 2011, respectively. This interest is recorded within net revenues in the accompanying Consolidated Statements of Operations as related borrowings are utilized to fund the Company’s relocation business where interest is generally earned on such assets. These securitization obligations represent floating rate debt for which the average weighted interest rate was 3.5% and 1.9% for the six months ended June 30, 2012 and 2011, respectively.
Covenants under the Senior Secured Credit Facility and Certain Indentures
The senior secured credit facility and the indentures governing the First Lien Notes, First and a Half Lien Notes, the Extended Maturity Notes and the 12.375% Senior Subordinated Notes contain various covenants that limit Realogy’s ability to, among other things:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness and, with respect to the Senior Subordinated Notes, senior to the Senior Subordinated Notes;

•	pay dividends or make distributions to Realogy’s stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make loans, investments or acquisitions;

•	incur restrictions on the ability of certain of Realogy's subsidiaries to pay dividends or to make other payments to Realogy;

•	enter into transactions with affiliates;

•	create liens;

•	merge or consolidate with other companies or transfer all or substantially all of Realogy's and its material subsidiaries' assets;

•	transfer or sell assets, including capital stock of subsidiaries; and

•
prepay, redeem or repurchase the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes and debt that is junior in right of payment to the Unsecured Notes, the First Lien Notes and the First and a Half Lien Notes.

In connection with the Debt Exchange Offering, Realogy received consents from the holders of the 10.50% Senior Notes and Senior Toggle Notes to amend the respective indentures governing the terms of such Existing Notes to remove substantially all of the restrictive covenants and certain other provisions previously contained in such indentures.
As a result of the covenants to which we remain subject, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, on the last day of each fiscal quarter, the financial covenant in the senior secured credit facility requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically, Realogy’s total senior secured net debt to trailing twelve month EBITDA may not exceed 4.75 to 1.0. EBITDA, as defined in the senior secured credit facility, includes certain adjustments and also is calculated on a pro forma basis for purposes of calculating the senior secured leverage ratio. In this report, the Company refers to the term “Adjusted EBITDA” to mean EBITDA as so defined for purposes of determining compliance with the senior secured leverage ratio covenant. Total senior secured net debt does not include the Second Lien Loans, securitization obligations, the First and a Half Lien Notes or the Unsecured Notes or other indebtedness secured by a lien that is pari passu or junior in priority to the First and a Half Lien Notes. At June 30, 2012, the Company’s senior secured leverage ratio was 4.08 to 1.0.
To maintain compliance with the senior secured leverage ratio for the twelve-month periods ending June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in homesale transactions and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt financing from affiliated or non-affiliated debt holders, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.
Based upon the Company’s financial forecast, the Company believes that it will continue to be in compliance with the senior secured leverage ratio covenant during the next twelve months. While the housing market has recently shown signs of recovery, there remains substantial uncertainty with respect to the timing and scope of a housing recovery and if a housing recovery is not sustained or is weak, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio.
The Company’s financial forecast of Adjusted EBITDA considers numerous factors including open homesale contract trends, industry forecasts and macroeconomic factors, local market dynamics and concentrations in the markets in which we operate. Our twelve month forecast is updated monthly to consider the actual results of the Company and incorporates current homesale contract activity, updated industry forecasts and macroeconomic factors and changes in local market dynamics as well as additional cost savings and business optimization initiatives underway or to be implemented by management. As such initiatives are implemented, management, as permitted by the existing agreement, will pro forma the effect of such measures and add back the savings or enhanced revenue from those initiatives as if they had been implemented at the beginning of the trailing twelve-month period.
The Company has the right to cure an event of default of the senior secured leverage ratio in three of any of the four consecutive quarters through the issuance of additional Intermediate equity for cash, which would be infused as capital into the Company. The effect of such infusion would be to increase Adjusted EBITDA for purposes of calculating the senior secured leverage ratio for the applicable twelve-month period and reduce net senior secured indebtedness upon actual receipt of such capital. If we are unable to maintain compliance with the senior secured leverage ratio and we fail to remedy a default through an equity cure as described above, there would be an “event of default” under the senior secured credit agreement. Other events of default under the senior secured credit facility include, without limitation, nonpayment, material misrepresentations, insolvency, bankruptcy, certain material judgments, change of control and cross-events of default on material indebtedness.
If an event of default occurs under the senior secured credit facility and we fail to obtain a waiver from our lenders, our financial condition, results of operations and business would be materially adversely affected. Upon the occurrence of an event of default under the senior secured credit facility, the lenders:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making payments on the First Lien Notes, the First and a Half Lien Notes or the Unsecured Notes;
any of which could result in an event of default under the First Lien Notes, the First and a Half Lien Notes or the Unsecured Notes or our Apple Ridge Funding LLC securitization program.
If we were unable to repay those amounts, the lenders under the senior secured credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged the majority of our assets as collateral under the senior secured credit facility and the indentures governing the First Lien Notes and the First and a Half Lien Notes. If the lenders under the senior secured credit facility were to accelerate the repayment of borrowings thereunder, then we may not have sufficient assets to repay the First Lien Loans under the senior secured credit facility and our other indebtedness, including the First Lien Notes, the First and a Half Lien Notes, the Second Lien Loans and the Unsecured Notes, or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.
Non-GAAP Financial Measures
The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as EBITDA and Adjusted EBITDA and the ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP.

EBITDA is defined by us as net income (loss) before depreciation and amortization, interest (income) expense, net (other than relocation services interest for securitization assets and securitization obligations) and income taxes. Adjusted EBITDA calculated for a twelve-month period is presented to demonstrate our compliance with the senior secured leverage ratio covenant in the senior secured credit facility. Adjusted EBITDA calculated for a six-month period adjusts for the same items as for a twelve-month period, except that the pro forma effect of cost savings, business optimizations and acquisitions and new franchisees are calculated as of the beginning of the six-month period instead of the twelve-month period.
We present EBITDA and Adjusted EBITDA because we believe EBITDA and Adjusted EBITDA are useful as supplemental measures in evaluating the performance of our operating businesses and provides greater transparency into our results of operations. Our management, including our chief operating decision maker, uses EBITDA as a factor in evaluating the performance of our business. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations data prepared in accordance with GAAP.
We believe EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation, the age and book depreciation of facilities (affecting relative depreciation expense) and the amortization of intangibles, which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider EBITDA or Adjusted EBITDA either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	these measures do not reflect changes in, or cash requirement for, our working capital needs;

•
these measures do not reflect our interest expense (except for interest related to our securitization obligations), or the cash requirements necessary to service interest or principal payments on our debt;

•	these measures do not reflect our income tax expense or the cash requirements to pay our taxes;

•	these measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often require replacement in the future, and these measures do not reflect any cash requirements for such replacements; and

•	other companies may calculate these measures differently so they may not be comparable.
Adjusted EBITDA as used herein for a twelve-month period corresponds to the definition of “EBITDA,” calculated on a “pro forma basis,” used in the senior secured credit facility to calculate the senior secured leverage ratio.
In addition to the limitations described above Adjusted EBITDA includes pro forma cost savings, the pro forma effect of business optimization initiatives and the pro forma full period effect of acquisitions and new franchisees. These adjustments may not reflect the actual cost savings or pro forma effect recognized in future periods.

A reconciliation of net loss attributable to Realogy to EBITDA and Adjusted EBITDA for the twelve months ended June 30, 2012 is set forth in the following table:

		Less	Equals	Plus	Equals
	Year Ended	Six Months Ended	Six Months Ended	Six Months Ended	Twelve Months Ended
	December 31, 2011	June 30, 2011	December 31, 2011	June 30, 2012	June 30, 2012
Net loss attributable to Realogy (a)	$(441)	$(259)	$(182)	$(217)	$(399)
Income tax expense	32	2	30	15	45
Income before income taxes	(409)	(257)	(152)	(202)	(354)
Interest expense, net	666	340	326	346	672
Depreciation and amortization	186	93	93	89	182
EBITDA (b)	443	176	267	233	500
Restructuring costs, merger costs and former parent legacy costs (benefit), net (c)					8
Loss on the early extinguishment of debt					6
Pro forma cost savings for 2012 restructuring initiatives (d)					5
Pro forma cost savings for 2011 restructuring initiatives (e)					3
Pro forma effect of business optimization initiatives (f)					48
Non-cash charges (g)					—
Non-recurring fair value adjustments for purchase accounting (h)					4
Pro forma effect of acquisitions and new franchisees (i)					7
Apollo management fees (j)					15
Incremental securitization interest costs (k)					3
Adjusted EBITDA					$599
Total senior secured net debt (l)					$2,445
Senior secured leverage ratio					4.08	x
_______________

(a)
Net loss attributable to Realogy consists of: (i) a loss of $28 million for the third quarter of 2011; (ii) a loss of $154 million for the fourth quarter of 2011; (iii) a loss of $192 million for the first quarter of 2012 and (iv) a loss of $25 million for the second quarter of 2012.

(b)
EBITDA consists of: (i) $187 million for the third quarter of 2011; (ii) $80 million for the fourth quarter of 2011; (iii) $30 million for the first quarter of 2012 and (iv) $203 million for the second quarter of 2012.

(c)	Consists of $11 million of restructuring costs and $1 million of merger costs offset by a net benefit of $4 million for former parent legacy items.

(d)
Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during the first six months of 2012. From this restructuring, we expect to reduce our operating costs by approximately $7 million on a twelve-month run-rate basis and estimate that less than $2 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from July 1, 2011 through the time they were put in place had those actions been effected on July 1, 2011.

(e)
Represents actual costs incurred that are not expected to recur in subsequent periods due to restructuring activities initiated during the year ended December 31, 2011. From this restructuring, we expect to reduce our operating costs by approximately $21 million on a twelve-month run-rate basis and estimate that $18 million of such savings were realized from the time they were put in place. The adjustment shown represents the impact the savings would have had on the period from July 1, 2011 through the time they were put in place had those actions been effected on July 1, 2011.

(f)
Represents the twelve-month pro forma effect of business optimization initiatives including $3 million related to our Relocation Services integration costs, $5 million related to vendor renegotiations and $40 million for employee retention accruals. The employee retention accruals reflect the employee retention plans that have been implemented in lieu of our customary bonus plan, due to the ongoing and prolonged downturn in the housing market in order to ensure the retention of executive officers and other key personnel, principally within our corporate services unit and the corporate offices of our four business units.

(g)
Represents the elimination of non-cash expenses, including $5 million of stock-based compensation expense and $6 million of other items less $11 million for the change in the allowance for doubtful accounts and notes reserves from July 1, 2011 through June 30, 2012.

(h)	Reflects the adjustment for the negative impact of fair value adjustments for purchase accounting at the operating business segments primarily related to deferred rent.

(i)	Represents the estimated impact of acquisitions and new franchisees as if they had been acquired or signed on July 1, 2011.

Franchisee sales activity is comprised of new franchise agreements as well as growth acquired by existing franchisees with our assistance. We have made a number of assumptions in calculating such estimate and there can be no assurance that we would have generated the projected levels of EBITDA had we owned the acquired entities or entered into the franchise contracts as of July 1, 2011.

(j)	Represents the elimination of annual management fees payable to Apollo for the twelve months ended June 30, 2012.

(k)	Incremental borrowing costs incurred as a result of the securitization facilities refinancing for the twelve months ended June 30, 2012.

(l)
Represents total borrowings under the senior secured credit facility which are secured by a first priority lien on our assets of $2,524 million plus $10 million of capital lease obligations less $89 million of readily available cash as of June 30, 2012. Pursuant to the terms of our senior secured credit facility, total senior secured net debt does not include the First and a Half Lien Notes, other indebtedness secured by a lien on our assets that is pari passu or junior in priority to the First and a Half Lien Notes, including the Second Lien Loans, our securitization obligations and the Unsecured Notes.

Set forth in the table below is a reconciliation of net loss attributable to Realogy to Adjusted EBITDA for the six-month periods ended June 30, 2012 and 2011:

	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011
Net loss attributable to Realogy	$(217)	$(259)
Income tax expense	15	2
Income before income taxes	(202)	(257)
Interest expense, net	346	340
Depreciation and amortization	89	93
EBITDA	233	176
Restructuring costs, merger costs and former parent legacy costs (benefit), net	2	(9)
Loss on the early extinguishment of debt	6	36
Pro forma cost savings for 2012 restructuring initiatives	2	—
Pro forma cost savings for 2011 restructuring initiatives	—	3
Pro forma effect of business optimization initiatives	21	22
Non-cash charges	(4)	(1)
Non-recurring fair value adjustments for purchase accounting	2	2
Pro forma effect of acquisitions and new franchisees	2	2
Apollo management fees	8	8
Incremental securitization interest costs	2	1
Adjusted EBITDA	274	240
Liquidity Risks
Our liquidity position may be negatively affected as a result of the following specific liquidity risks.
Negative Cash Flows; Seasonality and Cash Requirements
Our liquidity position has been negatively affected by the substantial interest expense on our debt obligations as well as the impact of the significant and prolonged downturn in the real estate market, which have resulted in negative operating cash flows to the Company. While we believe that we are experiencing the beginning of a recovery in the residential real estate market, our liquidity position is expected to continue to be negatively affected by the interest expense on our debt obligations. Primarily as a consequence of our cash interest obligations, we expect to experience negative cash flows during the next twelve months given our operating environment. Moreover, we are not certain whether the improvement we have seen in the residential real estate market will lead to a sustained recovery and cannot predict when this market will return to a period of sustainable growth. If a recovery in the residential real estate market is not sustained or is delayed or the economy as a whole does not improve or deteriorates, we may experience further adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business. Our business segments are also subject to seasonal fluctuations. Historically, operating results and revenues for all of our businesses have been strongest in the second and third quarters of the calendar year. A significant portion of the expenses we incur in our real estate brokerage operations are related to marketing activities and commissions and are, therefore, variable. However, many of our other expenses, such as interest payments, facilities costs and certain personnel-related costs, are fixed and cannot be reduced during a seasonal slowdown. For example, interest payments of approximately $215 million are due on our Unsecured Notes and Second Lien Loans in April and October of each year. Accordingly, the two most significant interest payments fall in, or immediately following, periods of our lowest cash flow generation. Because of this asymmetry and the size of our cash interest obligations, if there is not a sustained recovery in the housing market or our total indebtedness is not materially reduced, we would be required to seek additional sources of working capital for our future liquidity needs, including obtaining additional financing from affiliated or non-affiliated debt holders, issuing equity securities and deferring or reducing spending. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations or that we would be able to obtain financing on acceptable terms or at all.
We will continue to evaluate potential financing transactions, including issuing equity securities, refinancing certain tranches of our indebtedness, issuing incremental debt, obtaining incremental letters of credit and extending maturities as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives we may pursue as the choice of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our existing financing agreements and the consents we may need to obtain under the relevant documents. There also can be no assurance that financing or refinancing will be available to us on acceptable terms or at all. The conversion of all or a portion of our approximately $2.1 billion in outstanding Convertible Notes into equity at the option of the holders thereof would increase our liquidity, although the holders of the Convertible Notes are not obligated to do so.
Senior Secured Credit Facility Covenant Compliance
On the last day of each fiscal quarter, the financial covenant in the senior secured credit facility requires us to maintain on a quarterly basis a senior secured leverage ratio not to exceed a maximum amount. Specifically, our total senior secured net debt to trailing twelve month Adjusted EBITDA may not exceed 4.75 to 1.0.
As of June 30, 2012, we were in compliance with the senior secured leverage ratio covenant with a ratio of 4.08 to 1.0. While the housing market has recently shown signs of recovery, there remains substantial uncertainty with respect to the timing and scope of a sustained housing recovery and if a housing recovery is not sustained or is weak, we may be subject to additional pressure in maintaining compliance with our senior secured leverage ratio.
To maintain compliance with the senior secured leverage ratio (or to avoid an event of default thereof), the Company will need to achieve a certain amount of Adjusted EBITDA and/or reduced levels of total senior secured net debt. The factors that will impact the foregoing include: (a) changes in homesale transactions and/or the price of existing homesales, (b) the ability to continue to implement cost-savings and business productivity enhancement initiatives, (c) increasing new franchise sales, sales associate recruitment and/or brokerage and other acquisitions, (d) obtaining additional equity financing from our parent company, (e) obtaining additional debt financing from affiliated or non-affiliated debt holders, or (f) a combination thereof. Factors (b) through (e) may be insufficient to overcome macroeconomic conditions affecting the Company.
If we fail to maintain the senior secured leverage ratio or otherwise default under our senior secured credit facility and if we fail to obtain a waiver from our lenders, then our financial condition, results of operations and business would be materially adversely affected.
Interest Rate Risk
Certain of our borrowings, primarily borrowings under our senior secured credit facility, our other bank indebtedness and our securitization arrangements, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net loss would increase further. We have entered into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility for a portion of our floating interest rate debt facilities.
Securitization Programs
Funding requirements of our relocation business are primarily satisfied through the issuance of securitization obligations to finance relocation receivables and advances. The Apple Ridge program has restrictive covenants and trigger events, including performance triggers linked to the age and quality of the underlying assets, foreign obligor limits, multicurrency limits, financial reporting requirements, restrictions on mergers and change of control, breach of Realogy’s senior secured leverage ratio under Realogy’s senior secured credit facility if uncured, and cross-defaults to Realogy’s credit agreement, unsecured and secured notes or other material indebtedness.
Contractual Obligations
The following table summarizes our future contractual obligations as of June 30, 2012:

	Remaining
	2012	2013	2014	2015	2016	Thereafter	Total
Extended revolving credit facility (a)	$—	$—	$—	$—	$109	$—	$109
Extended term loan facility (b)	—	—	—	—	1,822	—	1,822
First Lien Notes (c)	—	—	—	—	—	593	593
Existing First and a Half Lien Notes (d)	—	—	—	—	—	700	700
New First and a Half Lien Notes (d)	—	—	—	—	—	325	325
Second Lien Loans (d)	—	—	—	—	—	650	650
Other bank indebtedness (e)	5	100	—	—	—	—	105
10.50% Senior Notes (f)	—	—	64	—	—	—	64
11.50% Senior Notes (g)	—	—	—	—	—	492	492
11.00%/11.75% Senior Toggle Notes (f)	—	—	41	—	—	—	41
12.00% Senior Notes (g)	—	—	—	—	—	130	130
12.375% Senior Subordinated Notes (f)	—	—	—	190	—	—	190
13.375% Senior Subordinated Notes (g)	—	—	—	—	—	10	10
11.00% Convertible Notes (g)	—	—	—	—	—	2,110	2,110
Securitized obligations (h)	267	—	—	—	—	—	267
Operating leases (i)	74	117	80	54	28	123	476
Capital leases (including imputed interest)	3	4	3	1	—	—	11
Purchase commitments (j)	35	26	13	10	9	248	341
Total (k) (l)	$384	$247	$201	$255	$1,968	$5,381	$8,436
_______________

(a)
The Company’s senior secured credit facility included a $363 million extended revolving facility expiring in April 2016. Outstanding borrowings under this facility are classified on the balance sheet as current due to the revolving nature of the facility. The interest rate for the variable rate debt of $109 million will be determined by the interest rates in effect during each period.

(b)
The Company’s extended term loan facility matures in October 2016. The interest rate for the variable rate debt of $1,822 million will be determined by the interest rates in effect during each period. There is no scheduled amortization of principal. The Company has entered into derivative instruments to fix the interest rate over the next twelve months for $408 million of its $1,822 million variable rate term loan debt, which will result in interest payments of $26 million annually. The interest rate for the remaining portion of the variable rate term loan debt of $1,414 million will be determined by the interest rates in effect during each period.

(c)	The Company’s First Lien Notes bear an annual interest rate of 7.625%. Interest payments are due semi-annually and the annual interest expense for the First Lien Notes is approximately $45 million.

(d)
The Company’s Existing First and a Half Lien Notes bear an annual interest rate of 7.875%, the New First and a Half Lien Notes bear and annual interest rate of 9.00% and the Second Lien Loans bear an annual interest rate of 13.50%. Interest payments are due semi-annually and the annual interest expense for the First and a Half Lien Notes and the Second Lien Loans is approximately $172 million.

(e)
Consists of revolving credit facilities that are supported by letters of credit issued under the senior secured credit facility, a portion of which are issued under the synthetic letter of credit facility: $5 million due in August 2012, $50 million due in January 2013 and $50 million due in July 2013. The interest rate for the revolving credit facilities is variable and will be determined by the interest rates in effect during each period.

(f)	Annual interest expense for the 10.50% Senior Notes, 12.375% Senior Subordinated Notes and Senior Toggle Notes is approximately $36 million.

(g)	Annual interest expense for the 11.50% Senior Notes, 12.00% Senior Notes, 13.375% Senior Subordinated Notes and the Convertible Notes is approximately $306 million.

(h)
The Company’s securitization obligations are variable rate debt and the interest payments will be determined by the interest rates in effect during each period. The Apple Ridge agreement expires in December 2013 and the Cartus Financing Limited agreements expire in August 2012 and August 2015. These obligations are classified as current on the balance sheet due to the current classification of the underlying assets that collateralize the obligations.

(i)	The operating lease amounts included in the above table do not include variable costs such as maintenance, insurance and real estate taxes.

(j)
Purchase commitments include a minimum licensing fee that the Company is required to pay to Sotheby’s from 2009 through 2054. The annual minimum licensing fee is approximately $2 million. The purchase commitments also include a minimum licensing fee to be paid to Meredith from 2009 through 2057. The annual minimum fee began at $0.5 million in 2009 and will increase to $4 million by 2014 and generally remains the same thereafter.

(k)
In April 2007, the Company established a standby irrevocable letter of credit for the benefit of Avis Budget Group Inc. in accordance with the Separation and Distribution Agreement. At June 30, 2012, the letter of credit was at $70 million. This letter of credit is not included in the contractual obligations table above.

(l)
The contractual obligations table does not include the annual Apollo Management VI, L.P. management fee and does not include other non-current liabilities such as pension liabilities of $57 million and unrecognized tax benefits of $45 million as the Company is not able to estimate the year in which these liabilities could be paid.

Potential Debt Purchases or Sales
Our affiliates have purchased a portion of our indebtedness and we or our affiliates from time to time may sell such indebtedness or purchase additional portions of our indebtedness. Any such future purchases or sales may be made through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices as well as with such consideration as we or any such affiliates may determine. Affiliates who own portions of our indebtedness earn interest on a consistent basis with third party owners of such indebtedness.
Critical Accounting Policies
In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our combined results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time.
These Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2011, which includes a description of our critical accounting policies that involve subjective and complex judgments that could potentially affect reported results.
Recently Adopted Accounting Pronouncements
See Note 1 of the Notes to the Condensed Consolidated Financial Statements for a discussion of recently adopted accounting pronouncements.
Item 3.    Quantitative and Qualitative Disclosures about Market Risks.
Our principal market exposure is interest rate risk. At June 30, 2012, our primary interest rate exposure was to interest rate fluctuations in the United States, specifically LIBOR, due to its impact on our variable rate borrowings. Due to our senior secured credit facility which is benchmarked to U.S. LIBOR, this rate will be the primary market risk exposure for the foreseeable future. We do not have significant exposure to foreign currency risk nor do we expect to have significant exposure to foreign currency risk in the foreseeable future.
We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest rates. In performing the sensitivity analysis, we are required to make assumptions regarding the fair values of relocation receivables and advances and securitization borrowings, which approximate their carrying values due to the short-term nature of these items. We believe our interest rate risk is further mitigated as the rate we incur on our securitization borrowings and the rate we earn on relocation receivables and advances are based on similar variable indices.

Our total market risk is influenced by various factors, including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these analyses are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.
At June 30, 2012, we had total long-term debt of $7,335 million, excluding $267 million of securitization obligations. Of the $7,335 million of long-term debt, the Company has $2,036 million of variable interest rate debt primarily based on LIBOR. We have entered into four floating to fixed interest rate swap agreements and effectively fixed our interest rate on that portion of variable interest rate debt. One swap, with a notional value of $225 million, expired in July 2012, the second swap, with a notional value of $200 million, expires in December 2012, the third swap, with a notional value of $225 million, commences in July 2012 and expires in October 2016, and the fourth swap with a notional value of $200 million, commences in January 2013 and expires in October 2016. After considering these interest rate swaps a portion of our variable interest rate debt is still subject to market rate risk as our interest payments will fluctuate as a result of market changes. We have determined that the impact of a 100 bps change in LIBOR (1% change in the interest rate) on our term loan facility variable rate borrowings would affect our annual interest expense by approximately $16 million. While these results may be used as benchmarks, they should not be viewed as forecasts.
At June 30, 2012, the fair value of our long-term debt approximated $6,752 million, which was determined based on quoted market prices. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount that could be realized in a current market exchange. A 10% decrease in market rates would have a $205 million impact on the fair value of our long-term debt.
Item 4.    Controls and Procedures.
Controls and Procedures for Domus Holdings Corp.

(a)
Domus Holdings Corp. (“Holdings”) maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Holdings' management, including the Chief Executive Officer and the Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

(b)
As of the end of the period covered by this quarterly report on Form 10-Q, Holdings has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Holdings' disclosure controls and procedures are effective at the “reasonable assurance” level.

(c)
There has not been any change in Holdings' internal control over financial reporting during the period covered by this quarterly report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Controls and Procedures for Realogy Corporation

(a)
Realogy Corporation (“Realogy”) maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Realogy's management, including the Chief Executive Officer and the Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

(b)
As of the end of the period covered by this quarterly report on Form 10-Q, Realogy has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Realogy's disclosure controls and procedures are effective at the “reasonable assurance” level.

(c)
There has not been any change in Realogy's internal control over financial reporting during the period covered by this quarterly report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

PART II - OTHER INFORMATION
Item 1.    Legal Proceedings.
Legal—Real Estate Business
Real Estate Business Litigation
Frank K. Cooper Real Estate #1, Inc. v. Cendant Corp. and Century 21 Real Estate Corporation (N.J. Super. Ct. L. Div., Morris County, New Jersey). In 2002, Frank K. Cooper Real Estate #1, Inc. filed a putative class action against Cendant and Cendant’s subsidiary, Century 21. The complaint alleged breach of certain provisions of the Real Estate Franchise Agreement entered into between Century 21 and the plaintiffs, breach of the implied duty of good faith and fair dealing, violation of the New Jersey Consumer Fraud Act and breach of certain express and implied fiduciary duties. The complaint alleged, among other things, that Cendant diverted money and resources from Century 21 franchisees and allotted them to NRT owned brokerages and otherwise improperly charged expenses to marketing funds. On August 17, 2010, the court certified a class consisting of Century 21 franchisees at any time between August 1, 1995 and April 17, 2002 whose franchise agreements contain New Jersey choice of law and venue provisions and who have not executed releases releasing the claim (unless the release was a provision of a franchise renewal agreement).
On February 16, 2012, as a matter of litigation avoidance, we executed a Stipulation of Settlement and on June 4, 2012, the Court granted final approval of the settlement. The settlement involves both monetary and non-monetary consideration as well as contributions from insurance carriers. During the second quarter of 2012, the monetary consideration of the settlement was funded by the Company and the insurance carriers into an escrow account established to fund claims made by class participants. The non-monetary consideration includes, but is not limited to, waivers and modifications of certain fees and payments of incentive fees. We accrued the amount that would be payable beyond carrier contributions in its financial results for the year ended December 31, 2011. The full amount of this settlement was subsequently accrued during the quarter ended June 30, 2012 as the amounts were funded by the insurance carriers and final court approval was received during that quarter.
Larsen, et al. v. Coldwell Banker Real Estate Corporation, et al. (case formerly known as Joint Equity Committee of Investors of Real Estate Partners, Inc. v. Coldwell Banker Real Estate Corp., et al).  The case, pending in the United States District Court for the Central District of California, arises from the relationship of two of our subsidiaries with a former Coldwell Banker Commercial franchisee, whose 40.5% shareholder allegedly utilized the Coldwell Banker Commercial name in the offer and sale of securities that were improperly sold. On March 26, 2012, the Court granted plaintiffs motion to certify a class as to all claims except for false advertising. On April 13, 2012, the court entered into an order stipulated by the parties to stay the case for 60 days while the parties pursue mediation. Our primary insurance carrier disclaimed coverage of either liability or defense costs. Two mediation sessions were held and at the end of the mediation session held on June 5, 2012, as a matter of litigation avoidance, we entered into a memorandum of understanding memorializing the principal terms of a settlement of this action. On July 19, 2012, we entered into a definitive settlement agreement. Substantially all of the settlement will be funded directly by the Company with only a modest contribution by its insurance carrier. The settlement is subject to court approval and other conditions and there can be no assurance that the court will grant such approval. The Company accrued for the settlement in June 2012.
We are involved in certain other claims and legal actions arising in the ordinary course of our business. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, franchising arrangements, actions against our title company alleging it knew or should have known that others were committing mortgage fraud, standard brokerage disputes like the failure to disclose hidden defects in the property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including franchisees and independent sales associates, antitrust claims, general fraud claims, employment law, including claims challenging the classification of our sales associates as independent contractors, and claims alleging violations of RESPA or state consumer fraud statutes. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Legal—Cendant Corporate Litigation
Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006 among Cendant, Realogy, Wyndham Worldwide and Travelport, each of Realogy, Wyndham Worldwide and Travelport have assumed certain contingent and other corporate liabilities (and related costs and expenses), which are primarily related to each of their respective businesses. In addition, Realogy has assumed 62.5% and Wyndham Worldwide has assumed 37.5% of certain contingent and other corporate liabilities (and related costs and expenses) of Cendant or its subsidiaries, which are not primarily related to any of the respective businesses of Realogy, Wyndham Worldwide, Travelport and/or Cendant’s vehicle rental operations, in each case incurred or allegedly incurred on or prior to the date of the separation of Travelport from Cendant.
***
The Company believes that it has adequately accrued for legal matters as appropriate. The Company records litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which (1) there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable) and (2) the Company is able to estimate a range of reasonably possible loss, the Company estimates the range of reasonably possible losses to be between zero and $10 million at June 30, 2012.
Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. In addition, class action lawsuits can be costly to defend and, depending on the class size and claims, could be costly to settle. Lastly, there may be greater risk of unfavorable resolutions in the current economic environment due to various factors including the absence of other defendants (due to business failures) that may be the real cause of the liability and greater negative sentiment toward corporate defendants.  As such, the Company could incur judgments or enter into settlements of claims with liability that are materially in excess of amounts accrued and these settlements could have a material adverse effect on the Company’s financial condition, results of operations or cash flows in any particular period.
We also monitor litigation and claims asserted against other industry participants together with new statutory and regulatory enactments for potential impacts to its business. Although we respond, as appropriate, to these developments, such developments may impose costs or obligations that adversely affect the Company’s business operations or financial results. On May 24, 2012, the U.S. Supreme Court issued a unanimous decision in Freeman vs. Quicken Loans, Inc., holding that a violation of RESPA's prohibition on the splitting of charges made or received for the rendering of a real estate settlement service requires a plaintiff to show that the fee was divided between two or more parties.
Item 6.    Exhibits.
See Exhibit Index.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DOMUS HOLDINGS CORP.
and
REALOGY CORPORATION
(Registrants)

Date: August 7, 2012    /s/ Anthony E. Hull
Anthony E. Hull
Executive Vice President and
Chief Financial Officer

Date: August 7, 2012    /s/ Dea Benson
Dea Benson
Senior Vice President,
Chief Accounting Officer and
Controller

EXHIBIT INDEX
Exhibit        Description

4.1	Supplemental Indenture No. 2 dated as of June 18, 2012 to the Convertible Note Indenture.

12.1	Ratio of Earnings to Fixed Charges.

31.1	Certification of the Chief Executive Officer of Domus Holdings Corp. pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.

31.2	Certification of the Chief Financial Officer of Domus Holdings Corp. pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.

31.3	Certification of the Chief Executive Officer of Realogy Corporation pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.

31.4	Certification of the Chief Financial Officer of Realogy Corporation pursuant to Rules 13(a)-14(a) and 15(d)-14(a) promulgated under the Securities Exchange Act of 1934, as amended.

32.1	Certification for Domus Holdings Corp. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification for Realogy Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS ^	XBRL Instance Document

101.SCH ^	XBRL Taxonomy Extension Schema Document

101.CAL^	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF ^	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB ^	XBRL Taxonomy Extension Label Linkbase Document

101.PRE ^	XBRL Taxonomy Extension Presentation Linkbase Document
_______________

^	Furnished electronically with this report.